

AQUARIUS

PLATINUM LIMITED


05008734

25 May 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: Aquarius Platinum Limited - File # 82-5097

SUPPL

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

E-Lodge	2 November 2004	ASX & LSE	Announcement	Company statement regarding inaccurate Media reports: re instituting of legal action Against South African Government
E-Lodge	4 November 2004	ASX & LSE	Announcement	Appendix 3B
E-Lodge	4 November 2004	ASX & LSE	Announcement	AQP Grant of unlisted options
E-Lodge	12 November 2004	ASX & LSE	Announcement	Notice of AGM & Explanatory Memorandum
E-Lodge	26 November 2004	ASX & LSE	Announcement	Appendix 3Y-Change of Director's Interest
E_Lodge	26 November 2004	ASX & LSE	Announcement	Appendix 3Y-Change of Director's Interest
E-Lodge	26 November 2004	ASX & LSE	Announcement	Appendix 3Y-Change of Director's Interest
E-Lodge	2 December 2004	ASX,LSE,JSE	Announcement	AQP-Listing on the JSE Securities Exchange South Africa (incl. Abridged Pre-listing Statement)
E-Lodge	6 December 2004	ASX,LSE,JSE	Announcement	Appendix 3B
E-Lodge	8 December 2004	ASX,LSE,JSE	Announcement	Results - Annual General Meeting
E-Lodge	8 December 2004	ASX,LSE,JSE	Announcement	Joint Announcement-AQP/JSE First foreign listing on the JSE
E_Lodge	13 December 2004	ASX,LSE,JSE	Announcement	AQP-Mimosa Mining Company: Reduction in Company Tax Rate
E-Lodge	17 December 2004	ASX,LSE,JSE	Announcement	Appendix 3Y - Change of Director's Interest
E-Lodge	23 December 2004	ASX,LSE,JSE	Announcement	Appendix 3Y - Change of Director's Interest
E-Lodge	24 January 2005	ASX,LSE,JSE	Announcement	Results Advisory
E-Lodge	27 January 2005	ASX,LSE,JSE	Announcement	New Low-Cost Ounces as Chromite Tailings Retreatment Project Enters Production
E-Lodge	27 January 2005	ASX,LSE,JSE	Announcement	Quarterly Report 31 December 2004
E_Lodge	31 January 2005	ASX,LSE,JSE	Announcement	Results Advisory
E-Lodge	4 February 2005	ASX,LSE,JSE	Announcement	Zwelakhe Sisulu Joins Board of Directors

Dlw 6/9

E-Lodge	8 February 2005	ASX,LSE,JSE	Announcement	Appendix 4D Half Year Report 6 Months Ended 31 December 2004
E_Lodge	8 February 2005	ASX,LSE,JSE	Announcement	Half Yearly Results 31 December 2004
E-Lodge	17 January 2005	ASX,LSE,JSE	Announcement	Appendix 3X Initial Director's Interest Notice
E-Lodge	28 February 2005	ASX,LSE,JSE	Announcement	Audit Review Statement-Part of Appendix 4D Released on 8 February 2005
E-Lodge	26 April 2005	ASX,LSE,JSE	Announcement	Quarterly Report 31 March 2005

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED



NICK BIAS
INVESTOR RELATIONS

82-5097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2005

Aquarius Group

Highlights

- Net profit after tax "cash basis" for the quarter – $12.2 million, cumulative nine months to March 2005 $29.4 million
- Accounting profit for the quarter (to IAS) $5.97 million after amortisation and depreciation of $6.2 million, cumulative nine months to March 2005 accounting profit $11.98 million after amortisation and depreciation of $17.4 million
- Group attributable production up 4% to 78,122 PGM ounces for the quarter
- Marikana records positive "cash quarter" as cash costs decrease and concentrator recoveries improve further to 65%
- Enhanced Platinum Sector Regime (EPSR) in Zimbabwe indicates a "win-win situation"
- P&SA plant hot commissioned and first new production in March – 3 months ahead of schedule
- Mr Zwelakhe Sisulu appointed to the Board of Aquarius as a Non-executive Director

Strategic

- Negotiations with owners of mineral rights adjacent to Marikana are progressing satisfactorily
- Investec/ABSA debt balance reduced by a further $17.8 million to R2.5 million via Cash/debt offset agreement entered into with Investec / ABSA; the term debt facility remains intact

Operations

Kroondal

- Improved safety performance, a record low 12 month rolling DIIR of 0.74
- Consistent quarter's production of 69,051 PGM ounces (Aquarius attributable production 34,526 PGM ounces); from
  - K1 concentrator 68,437 PGM ounces; and
  - New K2 concentrator 614 PGM ounces which commenced production on 21 March 2005
- K1 concentrator plant recoveries at 79.1% with mill throughput increased to a record 890,000 tons
- Stockpile increased to 700,000 tons

Marikana

- Mine production up by 10% quarter on quarter to a new high of 26,509 PGM ounces
- Concentrator recoveries improved 20% from the previous quarter to 65%
- On mine cash costs of R3,356 per PGM ounce for the quarter, trending down from the six months average to December 2004 of R4,699 per PGM ounce
- Modest 5% cash margin achieved for the quarter
- Consulting group, BECO Future Foresight, involvement in a mutually participative review to improve performance of Moolmans Mining, the lead mining contractor

Mimosa

- Milestone safety performance, achieving 1 million fatality free shifts during the quarter
- Record quarterly production of 33,529 PGM ounces (Aquarius attributable 16,765 PGM ounces)
- Concentrator recoveries improve to 77.2%
- Cash operating margins remain strong at 58% despite severe local inflationary pressures
- Enhanced Platinum Sector Regime (EPSR) in Zimbabwe indicates a "win-win situation"

Projects

Pooling and Sharing Agreement

- P&SA new concentrator hot commissioned in March 2005, 3 months ahead of schedule
- Underground tonnage build–up progressing ahead of plan
- P&SA expansion progressing well with 700,000 tons on stockpile
- Construction of fourth decline underway with underground mining due to commence in May 2005.


AQUARIUS

QUARTERLY REPORT 31 MARCH 2005

Chromite Tailings Retreatment Project

- First concentrate delivered on 21st January 2005
- Production of 644 PGM ounces (Aquarius attributable 322 PGM ounces)
- Commissioning issues all in hand

Everest

- Commencement of opencast mining at Everest Mine
- Construction of plant and underground mining proceeding on schedule and to budget

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said, "Over the quarter Aquarius has worked hard to deliver a stronger production profile across all our operations. The additional ounces from the P&SA expansion are a welcome boost that will enhance overall production in the final quarter as the mine ramps up towards full production, and delivers ahead of time more ounces for longer."

Aquarius Group


Quarterly Production
Attributable PGM ounces
PGM ounces
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Jun-04
Sep-04
Dec-04
Mar-05
Kroondal Attributable
Marikana
Mimosa Attributable
CTRP Plant

82-5097


AQUARIUS

QUARTERLY REPORT 31 MARCH 2005

Production by Mine

PGMs (4E)	Quarter Ended			
	Jun 2004	Sep 2004	Dec 2004	Mar 2005
Kroondal	59,830	67,486	71,523	**69,051**
Marikana	20,220	21,694	24,019	**26,509**
Mimosa	28,807	30,608	30,386	**33,529**
CTRP Plant	-	-	-	**644**
Total	**108,857**	**119,788**	**125,928**	**129,733**

Production by Mine attributable to Aquarius

PGMs (4E) Attributable to Aquarius	Quarter Ended			
	Jun 2004	Sep 2004	Dec 2004	Mar 2005
Kroondal	29,915	33,743	35,761	**34,526**
Marikana	20,220	21,694	24,019	**26,509**
Mimosa	14,403	15,304	15,193	**16,765**
CTRP Plant	-	-	-	**322**
TOTAL	**64,538**	**70,741**	**74,973**	**78,122**

Aquarius Mine PGM Production Profile

Total attributable production of PGMs to Aquarius for the March quarter was 78,122 ounces and 223,836 PGM ounces for the nine months to 31 March 2005.

Operating results

Consolidated earnings for the three months to 31 March 2005 were $5.97 million, bringing earnings for the nine months ended 31 March 2005 to $11.98 million. The increased earnings achieved in this quarter can be attributed to both an improved performance at Marikana (albeit modest) which achieved a 5% cash margin compared to a negative gross cash margin of 30% for the six months to December 2004 and a continued strong performance at both Kroondal and Mimosa.

Cash earnings before depreciation and amortisation were $12.2 million for the quarter and $29.4 million for the nine months ended 31 March 2005.

82-5097


AQUARIUS

QUARTERLY REPORT 31 MARCH 2005

Rand Dollar Exchange Rate


9.00
8.50
8.00
7.50
7.00
6.50
6.00
5.50
5.00
4.50
4.00
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05

Although the average exchange rate of the Rand to the United States Dollar was slightly stronger during the quarter at R5.90 to $1.00, compared to R6.11 to $1.00 in the December quarter, the Rand depreciated 11% over the quarter to March 2005 ending at R6.23 per $. This shift had a positive impact on the company's earnings. However, it should be noted that it must not be considered as a consistent pattern. Revenue for the quarter, net of currency adjustments, was $54.4 million and $151.2 million for the nine months to March 2005. Currency adjustments for the quarter added $2.0 million, reflecting effects of adjusting revenue recorded at time of production to cash received at the end of the production pipeline at AQPSA. Revenues were also boosted by strong commodity prices, with platinum and rhodium in particular showing strong price increases. Base metals, important to Aquarius as by-products also strengthened, with the average copper and nickel prices increasing 8% and 9% over the quarter.

Gross margins at Kroondal and Mimosa remained strong at 35% and 58% respectively. Marikana recorded a positive gross margin of 5%, a result of management's revised initiatives that have seen a positive cash margin for 4 consecutive months .

On mine cash costs at Kroondal increased to R2,462 per PGM ounce during the quarter primarily due to a combination of the higher cost of development, ledging and stoping operations as a result of P&SA requirements and higher costs of deeper open pit tons.

At Marikana, on mine cash costs of R3,356 per PGM ounce for the quarter were significantly lower than the cash costs incurred in the six months to December 2004 of R4,699 per PGM ounce. The reduction in cash costs during the March quarter was due primarily to lower stripping ratios and higher plant recoveries.

Mimosa reported operating costs for the quarter of $372 per PGM ounce or $158 per PGM ounce net of by-product credits. The $30 increase from the December quarter is due to continued severe inflationary pressures on Zimbabwe Dollar costs in the local economy.

Depreciation and amortisation for the quarter was $6.2 million, in line with the previous quarter. During the quarter AQPSA made a further offset deposit against the existing debt facilities with Investec Bank and ABSA Bank. The debt facility (which remains available) has a current balance of R2.5 million.

Cash balances at the end of the quarter were $98 million, down $39 million from December 2004 due to $17.8 million offset deposit towards the Investec / ABSA debt facility and $18.5 million in capital expenditure on the P&SA and Everest.

82-5097



QUARTERLY REPORT 31 MARCH 2005

Aquarius Platinum Limited
Consolidated Income Statement
Quarter ended 31 March 2005
US$'000

	Note	Quarter ended * 31/3/05	Nine months ended * 31/3/05	Financial year ended 30/6/04
Revenue	(i)	52,146	150,908	194,850
Forex sales adjustments	(ii)	2,014	320	(2,975)
Total revenue		**54,160**	**151,228**	**191,875**
Cost of sales	(iii)	(41,687)	(124,774)	(125,420)
Gross profit		**12,473**	**26,454**	**66,455**
Amortisation of fair value uplift of mineral properties		(1,338)	(3,937)	(4,951)
Gross profit after amortisation of fair value uplift		**11,135**	**22,517**	**61,504**
Admin & operating costs		(1,100)	(4,489)	(8,619)
Finance costs	(iv)	(1,199)	(7,384)	(10,661)
FX movements	(v)	(711)	1,683	(3,094)
Profit before tax		**8,125**	**12,327**	**39,130**
Income tax expense		(1,895)	(782)	(5,674)
Profit after tax		**6,230**	**11,545**	**33,456**
Minority interest	(vi)	(256)	430	(4,752)
Net profit for the period		**5,974**	**11,975**	**28,704**
Earnings per share (basic - cents)		7.22	14.47	35.08

* Unaudited

Notes on the Consolidated Income Statement

(i) Revenue is up 4% from the previous quarter due to increased production and higher prices
(ii) Reflects effects of adjusting revenue recorded at time of production to cash received at the end of the four month pipeline
(iii) Cost of sales are lower despite 3,000 additional PGM ounces for the quarter due to decreased costs at Marikana
(iv) Finance costs reflect interest expense on reduced Group interest bearing borrowings
(v) Reflects foreign exchange movements on translation of net monetary assets
(vi) Minority interests reflects 49.5% outside equity interest of Impala Platinum Holdings Limited (Implats) and Savannah Consortium in AQPSA

82-5097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2005

Aquarius Platinum Limited
Consolidated Cash Flow Statement
Quarter ended 31 March 2005
US$'000

		Quarter ended *	Nine months ended *	Financial year ended
		31/03/05	**31/03/05**	**30/06/04**
	Note			
Net operating cash inflow	(i)	7,810	17,678	54,365
Net investing cash outflow	(ii)	(18,502)	(55,348)	(10,380)
Net financing cash inflow	(iii)	(21,451)	54,994	15,786
Net increase (decrease) in cash held		**(32,143)**	**17,324**	**59,771**
Opening cash balance		136,550	77,942	16,996
Exchange rate movement on cash		(6,700)	2,441	1,175
Closing cash balance	(iv)	**97,707**	**97,707**	**77,942**

* Unaudited

Notes on the Consolidated Cash Flow Statement

(i) Net operating cash flow includes $6.2 net inflow from operations and $1.6 million net inflow from finance activities.
(ii) Reflects payments for $18.5 million on Kroondal P&SA expansion and Everest development costs.
(iii) Includes debt offset payments of $17.8m and dividends paid of $2.5m
(iv) Closing cash comprises cash at bank of $97.7 million.

82-5097


AQUARIUS

Aquarius Platinum Limited
Consolidated Balance Sheet
at 31 March 2005
US$'000

		Nine months ended *	Financial year ended
	Note	31/03/05	30/06/04
Assets			
Cash assets	(i)	97,707	77,942
Current receivables	(ii)	32,826	23,262
Other current assets	(iii)	19,848	10,736
Non-current receivables	(iv)	3,049	4,627
Mining assets	(v)	398,754	356,641
Other non-current assets		462	18
Total Assets		**552,646**	**473,226**
Liabilities			
Current liabilities	(vi)	35,435	41,766
Non-current payables	(vii)	159,086	59,600
Non-current interest-bearing liabilities	(viii)	17,181	62,716
Other non-current liabilities	(ix)	79,014	74,947
Total Liabilities		**290,716**	**239,029**
Net Assets		**261,930**	**234,197**
Equity			
Parent entity interest		231,547	224,975
Minority interest		30,383	9,222
Total Equity		**261,930**	**234,197**

* Unaudited

Notes on the Consolidated Balance Sheet

(i) Cash balance has reduced from December Quarter '04 by $38.8m largely due to debt offset payments of $17.8m and capital expenditure on Kroondal P&SA expansion and Everest mine development of $18.5 million

(ii) Reflects debtors receivable on PGM concentrate sales, increase reflects higher PGM sales

(iii) Increase reflects stock pile build up to accommodate the P&SA expansion

(iv) Reflects employee share plan loans

(v) Increase in mining assets reflects Mimosa mining assets, Marikana plant, Kroondal P&SA expansion and the CTRP

(vi) Includes tax payable ($9.0 million) and creditors ($26.4 million)

(vii) Reflects deferred income from BEE transaction ($10.6 million) and portion of Implats and Savcon non interest bearing shareholder loans ($148.5 million)

(viii) Reflects non-current portion of Investec debt and Savcon interest bearing shareholder loan

(ix) Reflects deferred tax liabilities $56.3 million, provision for closure costs $22.7 million

82-5097


AQUARIUS

QUARTERLY REPORT 31 MARCH 2005

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius 50.5%)

Kroondal Platinum Mine

Safety

The 12 month rolling DIIR at Kroondal improved to a record low of 0.74. The fatal accident that occurred on 20th November 2004 remains under investigation by inspectors of the Department of Minerals and Energy.

Operations

PGM production for the quarter was 69,051 PGM ounces (and includes 614 PGM ounces from the new K2 Plant). Production was 2,472 PGM ounces lower than the previous quarter due to a lower feed grade of the material processed. This material which was from the stockpile contained more development ore which had a slightly higher waste content than the current arisings. A record total of 915,000 tons were processed (890,000 tons from K1 and 25,000 from K2) at a reduced head grade of 3.03g/t compared to 3.15g/t for the previous quarter. K1 concentrator plant recoveries were only marginally down at 79.1% for the quarter even at this high K1 mill throughput.

The mining operations produced a record 1,240,000 tons for the quarter of which 1,187,000 were hoisted from underground and 53,000 tons mined from the open pit operations. The increased face length derived as a result of being able to develop down dip as part of the P&SA project has had a marked positive effect. Tonnage build-up will increase further as installation of underground infrastructure is established in conjunction with additional face establishment.

Cash costs per PGM ounce increased by 10% to R2,462 per PGM ounce primarily due to a combination of higher cost development, ledging and stoping operations as a result of P&SA requirements and higher costs of deeper open pit tons.. Cash cost per ROM ton were 2.54% higher than the previous quarter as a result of the enhanced decline development which is 5 months ahead of schedule. These costs are forecast to reduce as the ratio of development to stoping reverts to more normal levels.

The PGM basket price increased to $728 per PGM ounce from $700 in the previous quarter.

The stockpile on surface increased to 700,000 tons at the close of the quarter. Development of the fourth shaft commenced during the quarter. The establishment of the box cut and resulting 33,000 tons of reef generated went into the surface stockpile.

82-5097



QUARTERLY REPORT 31 MARCH 2005



Kroondal Mine (100%)
PGM Production and Rand Cash Costs per PGM ounce
4 Quarters to March 2005
75,000
72,500
70,000
67,500
65,000
62,500
60,000
57,500
55,000
Production (PGM ounces)
3,500
3,400
3,300
3,200
3,100
3,000
2,900
2,800
2,700
2,600
2,500
2,400
2,300
2,200
2,100
2,000
Rand cash costs per PGM ounce
Jun-04
Sep-04
Dec-04
Mar-05
Production
Cash Costs

Kroondal: Metal in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
Mar-05	41,366	19,971	7,408	306	69,051	**34,526**
Dec 04	42,659	20,815	7,723	326	71,523	**35,761**
Sep-04	40,389	19,471	7,285	341	67,486	**33,743**
Jun-04	35,724	17,343	6,481	282	59,830	**29,915**

Pooling & Sharing Agreement (P&SA)

The new P&SA concentrator, K2, was hot commissioned in March 2005 and the ramp-up is progressing well. First concentrate was produced on 21 March. The concentrator is expected to run at full capacity by the end of the current quarter.

The P&SA expansion program is now nearing completion. Expansion of the underground mine at the Central, East and No 3 shaft's progressed well through the quarter. A total of 1,304 meters of down-dip development has now been completed. The underground mine is currently producing in excess of 400,000 tons per month, placing the build-up approximately 7 months ahead of project plan.

The P&SA project's capital expenditure commitments were R600 million at the end of the quarter with capital expenditure paid to date of R491 million. AQPSA's share of these commitments and expenditure is 50% of these amounts. It is anticipated that the project will come in slightly under budget.



AQUARIUS

QUARTERLY REPORT 31 MARCH 2005

Marikana Platinum Mine

Safety

The DIIR for the quarter rose to 0.99 from 0.70 in the previous quarter, due to eight lost time accidents occurring during the period. These accidents were due to safety standards and procedures not being adhered to by Moolmans employees. A new safety drive is being undertaken with a focus on ongoing and scheduled training.

Operations

PGM production for the quarter of 26,509 PGM ounces, was 10% higher than the previous quarter. This was despite less tons being processed during the quarter at 347,038 tons compared to 364,000 tons in the previous quarter. The increase in PGM ounces was the result of improved recoveries as deeper, more competent ore was mined. This is reflected in the plant recoveries for the quarter improving by 20% to an overall recovery of 65% from the previous quarter's 54%. The impact of mining more competent ore is evident in the higher recoveries which was achieved despite a lower than anticipated head grade (3.66 g/t) due to higher than anticipated waste parting thickness in the reef mined from Pit B.

Recycling of course plant tailings to the secondary mill, an initiative undertaken during the quarter, is also contributing to higher recovery.

As a result of a lower stripping ratio and higher recoveries, the cash cost per PGM ounce reduced by 21% to R3,356, an improvement of R892 per PGM ounce compared to the previous quarter. This improvement has resulted in the Mine achieving a positive cash margin throughout the quarter and a total cash margin of R4.4m for the quarter.

Mining

The performance of the lead mining contractor, Moolman Mining continues to disappoint. At present reef production is at approximately 60% of contractual requirements. Despite a new mining schedule being agreed in January 2005, the required production levels agreed to were not achieved.

As a result of the continued poor performance, an external consultant (Beco Future Foresight) has been contracted to identify areas of improvement at Moolmans (via a mutually participative review of their operational and planning systems), such that the requisite levels of performance can be achieved and sustained.

Poor mining plant efficiencies and utilization have been identified as the principal problem and around the clock, seven day a week operation has now been implemented as an immediate measure to compensate for this performance.

The planning offices of Moolman and AQPSA have been integrated and detailed daily production reviews, with a focus on problem solving, have been initiated.

With these measures and a new agreed mining schedule, developed with the assistance of the consultants, a further increase in production is expected.

To further improve confidence levels in future production forecasts, mining consultants SRK will be contracted to review the overall AQPSA planning function.

Meanwhile, the second mining contractor, MCC, continues to turn in an excellent performance, supplementing ore supply to the plant to partially offset the shortfall from Moolman Mining.

82-8097



QUARTERLY REPORT 31 MARCH 2005

Marikana: Metal in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Mar-05	17,230	6,759	2,324	196	**26,509**
Dec-04	15,808	6,214	1,800	197	**24,019**
Sep-04	13,937	6,039	1,509	209	**21,694**
Jun-04	13,591	5,086	1,369	174	**20,220**

Trial underground mining

The underperformance of Moolman has caused the establishment of the final highwall, for trial underground mining, to be delayed by two months. Decline sinking is only expected to commence at the end of April 2005.

Outlook

A further revised Mining Schedule has been adopted by AQPSA. This revised Mining Schedule builds upon the current production rate of approximately 80,000 tons of reef per month to 130,000 tons of reef per month over the next quarter. Management anticipates that the current implementation of remedial action plans identified during the quarter, a production level of 130,000 tons of reef per month is achievable and sustainable into the future. The ramp-up in production from current levels to planned levels over the next quarter should maintain a modest positive cash margin for the period.

The discussions held to date with owners of adjacent mineral rights with a view to co-operation "across farm boundaries" are ongoing and continue to be encouraging.

Contractor dispute with Moolman Mining

The arbitration for the dispute relating to the Rise and Fall component of the mining contract which was to take place during April 2005, has been postponed at the request of Moolmans in order to audit the actual weightings applicable to the rise and fall formula. This process could facilitate the expeditious resolution of the dispute.



Marikana Mine
PGM Production and Rand Cash Costs per PGM ounce
4 Quarters to March 2005
Production (PGM ounces)
30,000
25,000
20,000
15,000
10,000
Rand Cash Costs per PGM ounce
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
Jun-04
Sep-04
Dec-04
Mar-05
Production
Cash Costs

82-5097



QUARTERLY REPORT 31 MARCH 2005

Everest Platinum Mine

Safety
The DIIR for the quarter was zero.

Mining
Opencast mining activities commenced during the quarter, with 192,000 cubic metres of waste removed from the South Pit. First reef production is expected to take place during the next quarter. Shaft Sinkers (the underground mining contractor) has commenced with site establishment in preparation for the decline development which is planned to commence in April 2005.

Progress
The Everest construction programme is proceeding as planned. Civil construction and erection of steel structures has commenced. The portal and process plant platforms earthworks and excavation were completed during the quarter. Engineering, design and procurement activities are proceeding in parallel. Project execution is on track for hot commission during December 2005. Everest is scheduled to mine and process 250,000 tpm of UG2 ore to produce 225,000 oz of PGMs per annum at steady state. Full production should be attained in 2006.

The implementation of social upliftment and sustainable livelihood projects are ongoing, with the removal of alien plants and a nutritional feeding scheme implemented during the period. Contractor recruitment of local labour is proving beneficial to the community with 327 local people employed during the period.

The Everest capital budget is R819 million including a R33 million allowance for escalation. The Everest project capital expenditure commitments were R454 million at the end of the quarter with capital expenditure paid to date of R74 million.

MIMOSA INVESTMENTS (Aquarius 50%)

Mimosa Platinum Mine

Safety
The mine achieved a milestone in safety performance by achieving 1 million fatal free shifts during the quarter. In addition the DIFR for the period was 0.11, down from 0.29 in the previous quarter.

Operations
The mine achieved record production of 33,529 PGM ounces which was 10% above the previous quarter's production level of 30,386 PGM ounces and 7% above to the previous highest achievement of 31,489 PGM ounces in September 2003.

Mining output improved significantly following the receipt of outstanding underground load, haul and dump (LHD) equipment, facilitating a good improvement in underground efficiencies. Consequently ROM was up 17% at 381,000 tonnes compared to 326,000 tonnes achieved in the previous quarter. As a result of an increase in mining output, feed to the plant was steady and consistent. Tons milled during the period was up 9% at 367,000 tons at an average plant feed grade of 3.68 g/t compared with 338,000 tons at 3.65 g/t in the previous quarter.

The average achieved PGM basket price was US$595 per ounce compared to US$588 per ounce in the previous quarter. Together with the contribution from base metals (approximately 30% of gross revenue) this generated sales revenue for the quarter of $21 million, up $0.6 million from the previous quarter at a gross cash margin (58%) of $12 million.



AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2005


Mimosa Mine PGM Production and $ Cash Costs per PGM ounce
(Including 12 month rolling-average)
4 Quarters to March 2005
Production (PGM ounces)
$ Cash costs per PGM ounce
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
400
350
300
250
200
150
100
50
0
Jun-04
Sep-04
Dec-04
Mar-05
Production
Cash Costs
Rolling cash costs net of by-product

Mimosa Production

Mimosa : PGMs in Concentrate Produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
Mar-05	17,189	12,665	1,343	2,332	**33,529**	**16,765**
Dec-04	15,557	11,514	1,198	2,117	**30,386**	**15,193**
Sep-04	15,727	11,562	1,210	2,109	**30,608**	**15,304**
Jun-04	14,653	10,902	1,187	2,065	**28,807**	**14,404**

Mimosa: Base Metals in Concentrate Produced (tonnes)

Quarter Ended	Ni	Cu	Co
Mar-05	491	407	14
Dec-04	444	374	13
Sep-04	447	362	14

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QUARTERLY REPORT 31 MARCH 2005

Costs
The rates achieved for the currency funding requirements were based on the Reserve Bank of Zimbabwe (RBZ) auction floor rates, which continue to be stagnant relative to local inflation. Consequently, costs incurred in Z$ increased significantly. In addition, significant cost increases were incurred on labour and mine maintenance costs following the wages adjustments during the quarter. The Reserve Bank of Zimbabwe's 15% F.O.B Incentive for the quarter was offset against operating costs. Unit cash costs per PGM ounce for the quarter were $372 ($158 per PGM ounce after by-product credits) compared to $342 ($124 per PGM ounce after by-product credits) for the previous quarter and US$348 ($132 per PGM ounce after by-product credits) for the rolling 12 months to March 2005.

PGM Sector Reforms
Following on the special status accorded to the platinum sector the Government of Zimbabwe, through the RBZ, gazetted operational modalities under the Enhanced Platinum Sector Regime (EPSR). Mimosa management worked closely with the RBZ in this regard to achieve a "win-win situation" under the new regime. It is pleasing to report that although a few minor administrative details are still outstanding, a satisfactory outcome has already been reached which enables the mine to evaluate further growth opportunities once the EPSR has settled down.

AQUARIUS PLATINUM (SA) (CORP SERVICES) (PTY) LIMITED (ASACS), (Aquarius 100%)

Chromite Tailings Retreatment Project (ASACS 50%)

Safety
No injuries or accidents were reported for this quarter.

Project Development
The CTRP was commissioned in the second half of January 2005 with the first concentrate dispatched to the smelter on 21st January 2005. Plant improvements were completed in the quarter, notably water balance, feed availability and process tuning.

Operations
PGM production attributable to Aquarius was 322 ounces. PGM recovery was 38%. Current recoveries indicate an improvement towards the design recoveries.

A high pressure water spray system has been installed to increase the throughput of dry dump material to the CTRP plant.

CORPORATE MATTERS

Directorate Changes
Mr Zwelakhe Sisulu joined the Board of Aquarius Platinum as a Non-executive Director. He brings to Aquarius his considerable experience with regard to the operating environment in Southern Africa. Mr Sisulu is Chairman of Savannah Resources (Pty) Ltd, Aquarius' lead BEE partner.

82-5097



AQUARIUS

QUARTERLY REPORT 31 MARCH 2005

Kroondal 100%		Current	Previous	+/- %	YTD	Previous	+/- %
	Unit	Quarter March 2005	Quarter Dec 2004	Quarter on Quarter	9 months to March 2005	9 months to March 2004	9 months Ytd
Safety							
DIIR	Rate/200,000 man hours	1.06	0.38	179	0.72	1.52	(53)
Revenue							
Gross Revenue	R'M	263	263	(0)	784	664	18
PGM basket Price	$/oz	728	700	4	700	579	21
Gross cash margin	%	35%	40%	(11)	37%	51%	(27)
Nickel Price	$/lb	6.96	6.38	9	6.56	5.52	19
Copper Price	USc/lb	149	140	6	139	99	40
Ave R/$ rate		5.90	6.11	(3)	6.12	6.99	(12)
Cash Costs							
Per ROM ton	R/ton	186	181	3	185	140	32
	$/ton	31	30	6	30	20	51
Per PGM ounce	R/oz	2,462	2,224	11	2,369	1,827	30
	$/oz	417	364	15	387	261	48
Per PGM ounce after	R/oz	2,382	2,112	13	2,281	1,590	43
by product credit	$/oz	404	346	17	373	237	57
Capital expenditure							
Current	R'000s	571	42	1,255	2,068	28,764	(93)
	$'000s	96.78	6.90	1,303	338	4,115	(92)
Expansion	R'000s	81,829	197,927	(59)	395,176	-	-
	$'000s	13,869	32,394	(57)	64,607	-	-
Mining Processed							
Underground	*ROM Ton '000*	*860*	*792*	*9*	*2,454*	*2,072*	*18*
Open Pit	ROM Ton '000	55	86	(36)	206	237	(13)
Total	**ROM Ton '000**	**915**	**878**	**4**	**2,661**	**2,309**	**15**
Grade							
Plant Head	g/t	3.03	3.15	(4)	3.07	3.13	(2)
Recoveries	%	79%	80%	(2)	80%	76%	5
PGM Production							
Platinum	Ozs	41,366	42,659	(3)	124,415	107,685	16
Palladium	Ozs	19,971	20,815	(4)	60,256	50,880	18
Rhodium	Ozs	7,408	7,723	(4)	22,416	18,432	22
Gold	Ozs	306	326	(6)	973	799	22
Total	**Ozs**	**69,051**	**71,523**	**(3)**	**208,061**	**177,796**	**17**
Base Metals Production							
Nickel	Tonnes	64	67	(4)	195	150	30
Copper	Tonnes	29	30	(3)	89	69	29
Chromite (000)	Tonnes (000)	63	69	(9)	189	198	(5)

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AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2005

Marikana		Current	Previous	+/- %	YTD	Previous	+/- %
	Unit	Quarter March 2005	Quarter Dec 2004	Quarter on Quarter	9 months to March 2005	9 months to March 2004	9 months Ytd
Safety							
DIIR	Rate/200,000 man hours	0.99	0.70	41	1.09	0.67	63
Revenue							
Gross Revenue	R'M	94	83	12	259	262	(1)
PGM basket Price	$/oz	729	690	6	701	608	15
Gross cash margin	%	5%	(22%)	n/a	(17%)	0.1%	n/a
Nickel Price	$/lb	6.96	6.38	9	6.56	5.52	19
Copper Price	USc/lb	149	140	6	139	99	40
Ave R/$ rate		5.90	6.11	(3)	6.12	6.99	(12)
Cash Costs							
Per ROM ton	R/ton	256	280	(9)	273	241	13
	$/ton	43	46	(5)	45	34	30
Per PGM ounce	R/oz	3,356	4,248	(21)	4,206	3,907	8
	$/oz	569	695	(18)	688	559	23
Per PGM ounce after	R/oz	3,225	4,144	(22)	4,027	3,801	6
by product credit	$/oz	547	678	(19)	658	544	21
Capital expenditure							
Current	R'000s	6,161	2,048	201	13,309	3,551	275
	$'000s	1,044	335	212	2,176	508	328
Expansion	R'000s		-		-	16,523	
	$'000s	-	-		-	2,364	
Processed							
Underground	ROM Ton '000	-	-		-	-	
Open Pit	ROM Ton '000	347	364	(5)	1,111	1,085	2
Total	**ROM Ton '000**	**347**	**364**	**(5)**	**1,111**	**1,085**	**2**
Grade							
Plant Head	g/t	3.66	3.79	(4)	3.72	3.71	0
Recoveries	%	65%	54%	20	55%	52%	6
PGM Production							
Platinum	Ozs	17,230	15,808	9	46,975	44,183	6
Palladium	Ozs	6,759	6,214	9	19,012	17,512	9
Rhodium	Ozs	2,324	1,800	29	5,633	4,693	20
Gold	Ozs	196	197	0	602	569	6
Total	**Ozs**	**26,509**	**24,019**	**10**	**72,222**	**66,957**	**8**
Base Metals Production							
Nickel	Tonnes	38	26	45	87	65	34
Copper	Tonnes	21	13	59	46	39	18
Chromite (000)	Tonnes (000)	57	63	(10)	169	26	-

82-5097



QUARTERLY REPORT 31 MARCH 2005

Mimosa 100%	Unit	Current Quarter March 2005	Previous Quarter Dec 2004	+/- % Quarter on Quarter	YTD 9 months to March 2005	Previous 9 months to March 2004	+/- % 9 months Ytd	Rolling 9 months to March 2005
Safety								
DIIR	Rate/200,000 man hours	0.11	0.29	(62)	0.30	0.54	(44)	0.34
Revenue								
Gross Revenue	US$M	20.7	20.1	3	60.8	53	16	80
PGM basket Price	$/oz	595	588	1	585	531	10	578
Gross cash margin	%	58%	63%	(8)	61%	70%	(13)	59%
Nickel Price	$/lb	6.70	6.17	9	6.31	5.51	15	6.16
Copper Price	USc/lb	129	120	8	115	91	26	113
Cash Costs								
Per ROM ton	$/ton	34	31	10	31	20	55	31
Per PGM ounce	$/oz	372	342	9	346	220	57	348
Per PGM ounce after by-product credit	$/oz	158	124	27	132	32	313	132
Capital expenditure								
Current	$'000s	2,273	3,504	(35)	11,427	6,296	81	14,418
Expansion	$'000s	82	335	(76)	738	3,892	(81)	1,103
Mining								
Underground	ROM Ton '000	381	326	17	1,037	986	5	1,382
Grade								
Plant Head	g/t	3.68	3.65	1	3.67	3.73	(2)	4
Recoveries	%	77.2%	76.6%	1	77.0%	76.0%	1	76.8%
PGM Production								
Platinum	Ozs	17,189	15,557	10	48,473	46,770	4	63,126
Palladium	**Ozs**	12,665	11,514	10	35,741	33,795	6	46,643
Rhodium	Ozs	1,342	1,198	12	3,750	3,849	(3)	4,937
Gold	Ozs	2,333	2,117	10	6,559	6,169	6	8,624
Total	**Ozs**	**33,529**	**30,386**	**10**	**94,523**	**90,583**	**4**	**123,330**
Base Metals Production								
Nickel	Tonnes	491	444	11	1,382	1,295	7	1,796
Copper	Tonnes	407	374	9	1,143	1,074	6	1,472
Cobalt	Tonnes	14	13	8	41	40	2	54

82-5097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2005

Chromite Tailings Retreatment Project		Current	Previous	+/- %	YTD	Previous	+/- %
100 %	**Unit**	**Quarter March 2005**	**Quarter Dec 2004**	**Quarter on Quarter**	**9 months to March 2005**	**9 months to March 2003**	**9 months Ytd**
Safety							
DIIR	Rate/200,000 man hours	-			-		
Revenue							
Gross Revenue	US$M	0.4			0.4		
PGM basket Price	$/oz	812			812		
Gross cash margin	%	30%			30%		
Nickel Price	$/lb	n/a			n/a		
Copper Price	USc/lb	n/a			n/a		
Cash Costs							
Per ROM ton	$/ton	13			13		
Per PGM ounce	$/oz	400			400		
Per PGM ounce after by-product credit	$/oz	n/a			n/a		
Capital expenditure							
Current	$'000s	-			-		
Expansion	$'000s	1,555			3,676		
Treated							
	ROM Ton '000	20			20		
Grade							
Plant Head	g/t	2.97			2.97		
Recoveries	%	34%			34%		
PGM Production							
Platinum	Ozs	401			401		
Palladium	**Ozs**	136			136		
Rhodium	Ozs	106			106		
Gold	Ozs	1			1		
Total	**Ozs**	**644**			**644**		
Base Metals Production							
Nickel	Tonnes	n/a			n/a		
Copper	Tonnes	n/a			n/a		
Cobalt	Tonnes	n/a			n/a		

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QUARTERLY REPORT 31 MARCH 2005

Aquarius Platinum Limited

Board of Directors

Nicholas Sibley	Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Edward Haslam	Non-executive
Catherine Markus	Non-executive
Sir William Purves	Non-executive
Patrick Quirk	Non-executive
Zwelakhe Sisulu	Non-executive

Company Secretary
Willi Boehm

Issued Capital
At 31 March 2005, the Company had on issue:
82,753,892 fully paid ordinary shares
3,794,626 unlisted options

Substantial Shareholders 31 March 2005	No. of Shares	Percentage
Impala Platinum Holdings Ltd	7,141,966	8.63 %
J P Morgan Nominees Australia Limited	5,812,430	7.02 %
Chase Nominees Limited (FISL)	5,521,176	6.67 %
National Nominees Limited	4,802,371	5.80 %
ANZ Nominees Limited	4,549,768	5.50%

Broker (ASX)
Euroz Securities
Level 14, The Quadrant
1 William Street
Perth WA 6000
Telephone: +61 8 9488 1400
Fax: +61 8 9488 1478

Broker (LSE)
Numis Securities
Cheapside House
138 Cheapside
London EC2V 6LH
Telephone: +44 20 7776 1500
Facsimile: +44 20 7776 1550

Sponsor in South Africa (JSE)
Nedbank Capital
135 Rivonia Road
Sandown, Sandton, 2196
Telephone: +27 (0) 11 294 3601

82-5097


AQUARIUS

QUARTERLY REPORT 31 MARCH 2005

Aquarius Platinum (South Africa) (Proprietary) Ltd.
50.5% Owned
Registration Number 2000/000341/07
(Incorporated in the Republic of South Africa)

The Great Wall Group Building
Block A, 1st Floor
5 Skeen Boulevard
Bedfordview South Africa 2007
P O Box 1282
Bedfordview South Africa 2009
Telephone: +27 11 455 2050
Facsimile: +27 11 455 2095
Email: info@aquariussa.co.za

Aquarius Platinum Corporate Services Pty Lt(
100% Owned
ACN 094 425 555
(Incorporated in Australia)

Level 4, Suite 5
South Shore Centre
85 The Esplanade
South Perth Western Australia 6151
Telephone: +61 (8) 9367 5211
Facsimile: +61 (8) 9367 5233
Email: info@aquariusplatinum.com

Management

Stuart Murray	Executive Chairman
Gert Ackerman	Managing Director
Ayanda Khumalo	Finance Director
Gordon Ramsay	Projects Director
Neil Collett	General Manager P&SA Project
Gabriel de Wet	General Manager Engineering
Graham Ferreira	General Manager Finance
Hugo Holl	General Manager Everest
Rob Mallinson	General Manager Marikana
Phil Rooke	General Manager Metallurgy & New Projects
Dave Starley	General Manager Kroondal

82-5097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2005

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ASACS	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
CTRP	Chromite Tailings Retreatment Project
DIFR	Disabling Injury Frequency Rate - being the number of lost time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 200,000 man-hours worked
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
g/t	Grams per tonne, measurement unit of grade (1 g/t = 1 part per million)
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
K1 and Kroondal	Kroondal Platinum Mine
K2	Kroondal P&SA expansion
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine
Mimosa	Mimosa Mining Company (Private) Limited or Mimosa Platinum Mine
NOSA	National Occupational Safety Association
PGE(s)(6E)	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) and Os (osmium).
PGM(s) (4E)	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt (platinum), Pd (palladium) and Rh (rhodium) being the most economic platinoids in the UG2 and Great Dyke reefs.
P&SA	Pooling & Sharing Agreement between AQPSA and RPM Ltd in respect of Kroondal
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), GB Mining and Exploration (SA) (Pty) Limited (GB) and Sylvania South Africa (Pty) Ltd (SLVSA).
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 reef ore and waste.
RPM	Rustenburg Platinum Mines Limited
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1 000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex in South Africa
$	United States Dollar
Z$	Zimbabwe Dollar

82-5097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 MARCH 2005

Further information please visit our website www.aquariusplatinum.com *or*

Contact:

In Australia:

Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0) 8 9367 5211

In United Kingdom:

Nick Bias
Buck-Bias Limited
+ 44 (0) 7887 920 530

Alex Buck
Buck-Bias Limited
+44 (0) 7932 740 452

In South Africa:

Charmane Russell
Russell & Associates
+27 (0) 11 880 3924 / +27 (0) 82 376 2327

82-5097



AQUARIUS

28 February 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

AUDIT REVIEW STATEMENT FORMING PART OF APPENDIX 4D RELEASED ON 8 FEBRUARY 2005

We attach for release to the market Ernst & Young's Audit Review Statement for the period ended 31 December 2004.

This statement forms part of Appendix 4D as released to the market on 8 February 2005.

Yours faithfully
AQUARIUS PLATINUM LIMITED

WILLI BOEHM
Company Secretary

82-5097

ERNST & YOUNG

■ The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

■ Tel 61 8 9429 2222
Fax 61 8 9429 2436

Independent review report to members of Aquarius Platinum Limited

Scope

The financial report and directors' responsibility
The financial report comprises the condensed balance sheet, income statement, cash flow statement, statement of recognised gains and losses and accompanying notes to the financial statements, the other information set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules, and the directors' declaration, for the consolidated entity comprising Aquarius Platinum Limited (the company) and the entities it controlled, for the half-year ended 31 December 2004, but excludes the following sections:

- Results for Announcement to the Market; and
- Directors' Report.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with International Accounting Standard 34 "Interim Financial Reporting" and the ASX Listing Rules as they relate to Appendix 4D. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach
We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to satisfy its financial reporting requirements.

Our review was conducted in accordance with Australian Auditing Standards and International Standards on Auditing applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with , International Accounting Standard 34 "Interim Financial Reporting" and the ASX Listing Rules as they relate to Appendix 4D, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian and International professional ethical pronouncements. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

Statement
Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the financial report for Aquarius Platinum Limited does not give a true and fair view of the financial position of the consolidated entity comprising the company and its controlled entities as at 31 December 2004, and of its results of operations and cash flows for the period then ended in accordance with International Financial Reporting Standards and the ASX Listing Rules as they relate to the Appendix 4D.

Ernst & Young



J P Dowling
Partner
Perth
Date 8 February 2004

JPD.HG.AQUARIUS.191

82-5097

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Zwelakhe Sisulu
Date of appointment	4 February 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest. Nil	

+ See chapter 19 for defined terms.

82-5097

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	Mr Sisulu is Chairman of Savannah Resources Limited a company that has entered into a BEE transaction with Aquarius. Details of this transaction as approved by shareholders are outlined in the notice of meeting and explanatory memorandum dated 11 October 2004
Name of registered holder **(if issued securities)**	Nil
No. and class of securities to which interest relates	Nil – refer to notice of meeting of shareholders dated 11 October 2004

82-5097


AQUARIUS
PLATINUM LIMITED

8 February 2005

HALF YEARLY RESULTS: 31 DECEMBER 2004

NET PROFIT OF $6 MILLION AND INTERIM DIVIDEND DECLARED AT 3 US CENTS PER SHARE

Highlights of the half year:

Operational

- Mine production improved 7.5% to 245,716 PGM ounces (Aquarius attributable production declined to 145,714 PGM ounces due to the impact of the P&SA)
- Kroondal Mine record production at 139,009 PGM ounces (Aquarius attributable 69,504 PGM ounces)
- Kroondal P&SA makes substantial progress and ahead of schedule
- Marikana Mine performance inhibited by excessive overburden removal, oxidised zones in orebody and poor reefing performance by mining contractor. Production declined to 45,713 PGM ounces
- Mimosa Mine maintains consistent production levels at 60,994 PGM ounces (Aquarius attributable 30,497 PGM ounces)

Financial

- Revenues increased 1% to $98.8 million, despite lower attributable production but offset by 20% increase in PGM basket price and includes $4.1 million on disposal of 2% of AQPSA (Note : The impact of the P&SA makes previous corresponding period comparisons difficult)
- Working costs rose in both South Africa and Zimbabwe due to inflation and appreciating currencies impact on $ reporting
- Net profit after tax "cash basis" at $17.2 million
- Accounting profit (to IAS) at $6.0 million (7.25 cents per share) after amortisation and depreciation of $11.2 million
- Profit from operations was $2.9 million and profit on sale of 2% of AQPSA equity to Impala Platinum Holdings Ltd was $3.1 million (pursuant to BEE transaction)
- Consolidated cash balances at $137 million. Cash/debt offset agreement entered into with Investec/ABSA, with outstanding Investec / ABSA debt balance reduced by R250 million to R112 million, term debt facility remains intact
- Interim dividend declared at a maintained 3 US cents per share

Strategic

- BEE entry into AQPSA completed, R860 million subscription paid during October 2004
- Mine licence conversions in South Africa lodged with Department of Minerals and Energy
- Aquarius first foreign company to secondary list on JSE under new foreign exchange control dispensation

Projects

Pooling and Sharing Agreement

- Hot commissioning to start in March 2005, with first production in May, ahead of schedule
- Underground tonnage build-up progressing ahead of plan
- A 600,000 ton ore stockpile anticipated to be built up ahead of new concentrator start-up
- Construction of 4th decline shaft commenced in January 2005

Chromite Tailings Retreatment Project

- Construction completed in December with first concentrate shipped in January 2005
- Low cost innovative new ounces, while furthering sound environmental practices

Everest

- Project commenced construction during October 2004 with anticipated commissioning in December 2005

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Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said, "The first six months of the financial year are characterised by the success of the Kroondal operation, ongoing achievement at Mimosa, and a disappointing performance at Marikana. Kroondal has lifted to a new level and the P&SA is poised to deliver 3 months early. Mimosa has become a proven performer despite the economic challenges faced by its management in Zimbabwe. The uncertainty created by the foreign currency initiatives in Zimbabwe did damage sentiment towards the company but mine management continues to engage the Zimbabwean authorities and I am sure a satisfactory outcome will prevail in respect of foreign currency management.

Undoubtedly, the highlight for the period has been the successful execution of the BEE transaction with the Savannah Consortium. The transaction is proof that great BEE deals can be done without damaging shareholder interests. The cash raised is being put to good use to build the Everest Mine, which started construction in October. Everest is, however, only one of our projects. The P&SA at Kroondal is progressing very well with mine and plant some three months ahead of schedule and hot commissioning anticipated in March 2005. The Chromite Ore Tailings Retreatment operation completed construction in December and delivered its first concentrate in January 2005.

While our production profile is entering a new phase and offers excellent growth from a broader range of assets, the new projects also demonstrate our innovative approach to common-sense deal making. It is in this manner, with our BEE partners, that we will continue to look for opportunities to grow Aquarius even further".

Financial results 31 December 2004

Aquarius announces consolidated earnings for the half year to 31 December 2004 of $6.0 million (7.25 cents per share). Comparisons with the previous corresponding period 2003 are not meaningful due to the impact of the P&SA. Profit on a "cash basis" was $17.2 million.

The Directors have declared an interim dividend of 3 cents per share (2003: 3 cents per share) payable on 23 March 2005 to shareholders registered on 2 March 2005.

Revenue (PGM sales, interest, plus asset disposal) for the half year to December 2004, was up 1% to $98.8 million.

Depreciation increased from $6.5 million to $8.6 million. This increase is due to capital expenditure on the respective development and expansions at Kroondal, Marikana and Mimosa plus accelerated write off of the life of mine of the Marikana open pit. Amortisation arising from the fair value uplift remained constant at $2.6 million. Net finance charges for the period were $2.8 million, comprising $3.4 million in interest income and $6.2 million interest expense.

Net profit for the period of $6 million, included a profit from operations of $2.9 million and profit of $3.1 million on the sale of 2% of AQPSA equity following the BEE transaction to Impala Platinum Holdings Limited.

The Group's operating mines (with the exception of Marikana which operated at a loss) performed well during the period under difficult economic conditions which saw the Rand strengthening further against the $. The Mimosa result was impacted by an exchange rate mechanism introduced by the Reserve Bank of Zimbabwe that did not reflect the hyper-inflationary conditions in the country. This caused operating costs to be affected adversely. Although operating conditions in Zimbabwe remain challenging, the company continues to operate successfully. In December 2004, the government of Zimbabwe announced a welcomed reduction in the company tax rate to 15% from 20%.

Cash costs at Kroondal for the half year were R2,323 per PGM ounce. These costs include additional costs that were attributable to the development of the P&SA. On an adjusted basis (after allowing for the change in amortisation policy announced a year ago, and P&SA developments costs) cash costs for the half year ended December 2004 were R1,819 per PGM ounce, a credible 5% increase compared to the 6 months ended December 2003.

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The table below outlines reconciles these costs.

	6 months Dec 2004	6 months Dec 2003	Variance
Cash costs	R2,323	R1,727	(R596)
Impact of change in amortisation policy	(R197)	-	R197
P&SA decline development	(R267)	-	R267
Grade dilution due to decline development	(R40)	-	(R40)
Cash costs after adjustments	**R1,819**	**R1,727**	**(R92)**

Construction of the new 250,000 tons per month P&SA concentrator is on schedule to hot commission by March 2005. On completion of the new concentrator, Kroondal will produce approximately 505,000 PGM ounces per annum, of which Aquarius' share will be 50%.

Marikana has underperformed during the half year and was impacted by the incidence of internal waste diluting the head grade, the impact of more oxidised ore on recoveries and a greater overburden strip than anticipated. Poor contractor performance on extracting the reef tons attributable to the overburden stripped has been a significant issue. Consequently, grades and recoveries were adversely affected contributing to the lower than expected PGM ounces produced during the half year of 45,713 PGM ounces and high cash costs PGM ounce of R4,699. The result is disappointing and has eroded what was a positive contribution from our other operations. An encouraging yet modest cash break-even in December 2004 shows signs of a sustainable improvement at Marikana, and a cash profit is envisaged to continue for the rest of the financial year at current Rand: $ exchange rates and metal prices.

Production

Total mine production increased 7.5% to 245,716 PGM ounces. Attributable group production for the half year was 145,714 PGM ounces. It is forecast that the production profile will continue to increase, though at a higher rate, as new production from the Kroondal P&SA, the Chromite Tailings Retreatment operation, and improvements at the Marikana impact total production in the coming months.

Aquarius Group PGM Production
Half Yearly Production PGM Ounces


350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
PGM ounces
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Total Mine Production
Aquarius Attributable Production

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Including the impact of the P&SA, the production for this half year was 16,881 PGM ounces ahead (245,716 PGM ounces to December 2004 compared to 228,835 PGM ounces to December 2003).

Production by Mine and Production by Mine attributable to Aquarius

PGMs (4E)	Production By Mine		Production attributable to Aquarius	
	Half Year ended Dec 2004	Half Year ended Dec 2003	Half Year ended Dec 2004	Half Year ended Dec 2003
Kroondal	139,009	117,764	69,504	100,200
Marikana	45,713	49,109	45,713	49,109
Mimosa	60,994	61,962	30,497	30,981
Total	**245,716**	**228,835**	**145,714**	**180,290**

Foreign Exchange

The Rand appreciated 10% against the US Dollar over the 6 months to December 2004 ending at R5.62 per $. Encouragingly the exchange rate has marginally depreciated into 2005 with renewed dollar strength, concurrent with a continued strengthening of the PGM basket price.


Rand : $ Exchange Rate
10
9
8
7
6
5
4
3
2
1
0
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04

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Platinum Group Metal Prices

The prices for our commodities showed healthy gains over the period, with average PGM basket price (platinum, palladium, rhodium and gold) increasing 20% to $651 per PGM ounce compared to the half year to December 2003. The PGM basket price has continued to strengthen further, as strong underlying demand for platinum in both autocatalysts and jewellery suggests that the supply deficit will continue as new operations fail to come on stream under a strong Rand Dollar environment. PGMs unlike gold are influenced less by the $, and behave more inline with underlying demand for which the outlook continues to be robust.



Platinum Group Metal Prices
($ per ounce)
Platinum
Palladium
Gold
Rhodium
US$ per ounce
1600
1400
1200
1000
800
600
400
200
0
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04

At Mimosa operation, where palladium is a more significant component of the basket, the basket price averaged $580 per PGM ounce, a 16% increase over the half year to December 2003. The mine continued to benefit from increasing by-product credit prices for nickel, copper and cobalt.

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Financials
Aquarius Platinum Limited
Consolidated Income Statement
For the Half Year ended 31 December 2004
$'000
Audit reviewed

	Note:	Half Year Ended 31/12/04	Half Year Ended 31/12/03	Year Ended 30/6/04
Revenue	(i)	98,762	97,518	194,850
Foreign exchange loss on sales	(ii)	(1,694)	(7,430)	(2,975)
Cost of sales	(iii)	(83,088)	(62,816)	(125,420)
Gross profit		**13,980**	**27,272**	**66,455**
Amortisation of fair value uplift of mineral properties	(iv)	(2,599)	(2,703)	(4,951)
Gross profit after amortisation of fair value uplift		**11,381**	**24,569**	**61,504**
Admin & operating costs	(v)	(3,389)	(3,410)	(8,619)
Finance costs	(vi)	(6,185)	(4,847)	(10,661)
Foreign exchange gains/(losses)	(vii)	2,395	3,250	(3,094)
Profit before tax		**4,202**	**19,562**	**39,130**
Income tax expense	(viii)	1,113	(3,811)	(5,674)
Profit after tax		**5,315**	**15,751**	**33,456**
Minority interest	(ix)	687	(1,271)	(4,752)
Net profit		**6,002**	**14,480**	**28,704**
Earnings per share (basic - cents)		7.25	17.9	35.08

Notes on the Consolidated Income Statement

(i) Sales revenue in line with previous period, despite lower attributable production, offset by 20% increase in PGM basket price and includes $4.1 million on disposal of 2% of AQPSA

(ii) Reflects effects of adjusting revenue recorded at time of production at Kroondal and Marikana to cash received at the end of the four month pipeline

(iii) Cost of sales are higher due to appreciating Rand, up 13% compared to the previous corresponding period, December 2003, and increased costs incurred at the Marikana mine and a static Zimbabwe dollar - despite hyper inflationary conditions in Zimbabwe

(iv) Relates to amortisation of purchased goodwill associated with the Kroondal, Marikana and Mimosa mines

(v) Relates to administration costs of the Aquarius Group

(vi) Finance costs were higher due to short term loans to fund Mimosa's working capital

(vii) Reflects foreign exchange movements on net monetary assets

(viii) Income tax expense for the period includes tax credit attributable to reduction in tax rate in Zimbabwe from 20% to 15%

(ix) Minority interests reflect 49.5% outside equity interest of Impala Platinum Holdings Limited (Implats) and the Savannah Consortium (SavCon) in AQPSA

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Aquarius Platinum Limited
Consolidated Cash Flow Statement
Half year ended 31 December 2004 $'000
Audit Reviewed

	Note:	Half year ended 31/12/04	Half year ended 31/12/03	Year ended 30/06/04
Net operating cash inflow	(i)	9,878	31,827	54,365
Net investing cash outflow	(ii)	(36,847)	(10,761)	(10,380)
Net financing cash outflow	(iii)	76,445	16,814	15,786
Net increase in cash held		49,476	37,880	59,771
Opening cash balance		77,942	16,996	16,996
Exchange rate movement on cash	(iv)	9,132	182	1,175
Closing cash balance		**136,550**	**55,058**	**77,942**

Notes on the December '04 Consolidated Cash Flow Statement

(i) Net operating cash flow includes $77.4 million inflow from operations and $2.2 million net finance costs

(ii) Reflects payments for mine development and development costs $40.8 million less net proceeds on sale of investment to SavCon of $4.0 million

(iii) Reflects proceeds from issue of shares by AQPSA $33.52 million, proceeds from SavCon shareholder loan 97.4 million, debt offset of Investec/ABSA facility of $53.2 million, proceeds from repayment of share plan loans $1.1 million and payment of dividends of $2.5 million

(iv) Reflects impact of a strengthening Rand against the US dollar for the period

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Aquarius Platinum Limited
Consolidated Balance Sheet
At 31 December 2004 $'000
Audit Reviewed

	Note:	Half year ended 31/12/04	Half year ended 31/12/03	Year ended 30/06/04
Assets				
Cash assets		136,746	55,058	77,942
Current receivables	(i)	34,162	29,765	23,262
Other current assets	(ii)	20,192	10,371	10,736
Non-current receivables	(iii)	3,728	4,691	4,627
Mining assets	(iv)	409,619	327,267	356,641
Other non-current assets		512	21	18
Total assets		**604,959**	**427,173**	**473,226**
Liabilities				
Current liabilities	(v)	58,821	37,650	41,766
Non-current payables	(vi)	176,697	56,224	59,600
Non-current interest-bearing liabilities	(vii)	18,519	63,859	62,716
Other non-current liabilities	(viii)	82,584	55,623	74,947
Total Liabilities		**336,621**	**213,356**	**239,029**
Net assets/(liabilities)		**268,338**	**213,817**	**234,197**
Equity				
Parent entity interest		233,907	208,494	224,975
Minority interest		34,431	5,323	9,222
Total Equity		**268,338**	**213,817**	**234,197**

Notes on the December 04 Consolidated Balance Sheet

(i) Increase relates to net movement in trade debtors and pipeline finance.

(ii) Relates to ore stockpiles, consumables and PGM concentrate inventory, increase related to ore stockpile build-up prior to commissioning of new PSA plant.

(iii) Reduction reflects Aquarius share plan loans repaid

(iv) Increase in mining assets relates to costs of new Kroondal PSA plant, development costs of Everest and foreign exchanges variances on Rand mining assets

(v) Includes current portion of Investec loan ($20.4 million), tax payable ($9.2 million) and creditors ($29.2 million). Balances include impact of the R250 million debt offset against the Investec/ABSA facility.

(vi) Includes deferred sale amount on BEE transaction ($11.5 million) and long-term non-interest bearing shareholder debt in AQPSA owing to SavCon ($73.9 million) and Impala (91.3 million)

(vii) Relates long term interest bearing shareholder loans in AQPSA of $18.0 million and other loans of $0.5 million.

(viii) Reflects deferred tax liabilities $57.5 million, provision for closure costs $25.1 million

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On Mine Financial Performance

	Kroondal	Marikana	Mimosa 50%
PGM ounces (attributable)	69,504	45,713	30,497
Revenue (net of FX variance on sales)	40,860	25,907	22,705
Cash costs	(25,466)	(32,754)	(10,765)
Gross margin	**15,394**	**(6,847)**	**11,940**
Administration	(1,503)	(1,622)	(2,359)
Foreign currency gain/(loss)	(233)	(445)	898
EBITDA	**13,658**	**(8,914)**	**10,479**
Amortisation	(3,644)	(6,435)	(1,092)
Finance charges	278	(2,417)	(2,328)
Profit/(loss) before tax	10,292	(17,766)	7,059
Tax Expense	(1,355)	2,766	(297)
Profit/(loss) before tax	**8,937**	**(15,000)**	**6,762**

Operations

Kroondal Platinum Mine

Safety

The DIIR recorded a good improvement to 0.66 for the half year. Regrettably a fatal accident occurred at the mine on 20 November 2004 when a LHD operator sustained an injury to the head. The circumstances leading up to the accident are unclear and the matter is under investigation by inspectors of the Department of Minerals and Energy.

Processing

- 1,595,000 ROM tons hoisted from underground with a further 151,000 tons of opencast
- 139,009 PGM ounces produced (Aquarius attributable 69,504 PGM ounces)
- Closing surface stockpile at quarter end (ahead of the Christmas and New Year holidays) at 503,000 tons

Operations

PGM production improved by 18% to 139,009 PGM ounces for the half year to December 2004.

The PGM basket price increased to $686 per PGM ounce, with this improvement in $ price offset by a strengthening of the Rand : $ average exchange rate.

The increased face length derived as a result of being able to develop down dip as part of the PSA project has had a marked positive effect on production. 1,746,000 ROM tons were processed at a slightly lower head grade of 3.09 g/t. This achievement was commendable as the plant did not operate for a period in order to undertake a rod mill reline and a replacement of a failed ball mill bearing. Concentrator plant recoveries also improved to a record 80.35% in the December month.

Cash costs at Kroondal for the half year were R2,323 per PGM ounce. These costs include additional costs that were attributable to the development of the P&SA, On an adjusted basis (after allowing for the change in amortisation policy announced a year ago, and P&SA developments costs) cash costs for the half year ended December 2004 were R1,819 per PGM ounce, a credible 5% increase compared to the 6 months ended December 2003.

P&SA development at Kroondal

The P&SA expansion program is set to commission in the coming quarter. At steady state production, the new concentrator is targeted to produce 250,000 PGM ounces per annum, effectively doubling the Kroondal Mine's annual output to 505,000 PGM ounces per annum. Expansion of the underground mine at the Central, East and No 3 shafts progressed well through the period. A total of 1,020 meters of

down-dip development has now been completed. The underground mine is currently producing over 350,000 tons per month which places the build-up approximately 5 months ahead of project plan.

Cold commissioning of the new concentrator will start in January 2005 with hot commissioning planned from March 2005, 3 months ahead of schedule. A stockpile of over 600,000 tons is anticipated to be available for plant commissioning. First ounces from the new plant are expected during the final quarter (April to June 2005) of this financial year.

The P&SA project's capital expenditure commitments to 31 December 2004 were R548 million with capital expenditure paid to date of R405 million. AQPSA's share of these commitments and expenditure is 50% of these amounts.

Marikana Platinum Mine

Safety

The DIIR for the half year was 0.75 for the period, ensuring that the mine retained the coveted NOSA 4 Star Platinum status.

Mining

- Improved stripping ratio during the quarter has had a positive impact on costs
- Second contractor introduced to supplement shortfall in contribution from Moolman Bros

Processing

- 764,000 tons processed during the period
- Concentrator plant recoveries at 50%
- 45,713 PGM ounces produced

Operations

PGM production improved towards the end of the half year, despite fewer tons being processed. The improvements in the second quarter are the result of improved recoveries as deeper more competent ore was accessed in certain parts of the pit. Reflecting the access to competent ore, plant recoveries for the period were 50%.

As a result of a lower stripping ratio and higher recovery levels cash costs per PGM ounce also improved towards the end of the period, with the quarter to December 2004 reporting a reduction of 18% to R4,248 compared to the previous quarter. This improvement is encouraging and has resulted in the mine breaking even in cash terms for the month of December. Further efficiencies will be achieved through the continuing implementation of the revised mining plan, whereby reduced tonnage at an improved head grade is anticipated in the final half of the financial year.

The Marikana PGM basket price increased marginally to $688 per PGM ounce.

Outlook

While Aquarius is implementing the revised mining plan, discussions are being held with owners of adjacent mineral rights with a view to cooperation “across farm boundaries”.

Trial underground mining will commence in the current quarter. It is expected that underground mining will lead to a reduction in unit cash costs and create more flexibility for the exploitation of the ore body.

Contractor dispute with Moolman Brothers

The arbitration date for the dispute relating to the Rise and Fall (foreign currency denominated) component of the mining contract has been set for April 2005.

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Mimosa Mine (Aquarius 50%)

Safety

The mine recorded a significant improvement in safety performance. During the half year the DIFR was 0.4. The financial year to date DIFR stands at 0.40 and the rolling 12 months DIFR at 0.49.

Operations

Mining operating days were reduced by six in December as the monthly reporting date was brought forward from 28 to 22 December to accord with AQPSA. In addition, three operating days were lost to illegal industrial action called by the trade union organisation. Despite the loss of nine days, PGM production for the 6 months was stable at 60,994 PGM ounces, similar to the previous corresponding half year, December 2003, production of 61,962 PGM ounces, reflecting an improvement in productivity. Mining operations hoisted a total of 656,000 ROM tons.

The Mimosa PGM basket price reported a steady increase to $588 per PGM ounce, aided by buoyant base metals prices.

The Government of Zimbabwe announced a reduction in the rate of company tax for mining companies from 20% to 15% backdated to January 2004. This development is most welcome.

Operating Costs

Exchange rates achieved were at the Reserve Bank of Zimbabwe (RBZ) auction floor rates which averaged Z$5,900 per $. This level of exchange rate has not compensated for the inflation rate impact on operating costs at mine level. Consequently unit cash costs per PGM ounce for the period increased to $319 (or $105 per PGM ounce after by-product credits). The 15% FOB incentive granted by the RBZ was offset against operating costs as per normal practice.

The expansion project was completed at a capital cost of $41 million.

Industrial Relations

Three operating days were lost to illegal industrial action called by the trade union to obtain concessions during national wage negotiations conducted by the Chamber of Mines. The combined effects of a harsh socio-economic environment and an approaching parliamentary election will make managing the industrial relations environment in current quarter somewhat difficult.

PGM Sector Reforms

The Government of Zimbabwe, through the RBZ, has accorded the PGM sector a special status in order to stimulate growth of the Zimbabwe platinum industry and enhance Government's understanding of the sector. Mimosa management has been encouraged by its discussions with the RBZ to achieve a "win-win situation" with respect to the management of foreign currency flows. A successful outcome of these discussions will lead to an evaluation of further growth opportunities on the mine.

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Chromite Ore Tailings Retreatment Operation (ASACS 50%)

Safety

No accidents were reported during the period.

Project Development

Construction of the plant was completed in December 2004. Cold commissioning commenced during the first week in December and hot commissioning commenced 17th December 2004. First concentrate was delivered to the smelter on 21st January 2005.

Everest Project

Progress

Construction of Everest started in October 2004, following the receipt of funds from the BEE transaction. The capital budget is R819 million including a R33 million allowance for escalation. Everest will mine and process 3 million tons per annum of UG2 ore to produce 225,000 ounces of PGMs per annum at steady state. Commissioning is anticipated in December 2005, with full production to be attained in 2006. Everest , with a UG2 reserve of 26.79 million tonnes at 3.36 g/t (4E) containing 2.8 million ounces of PGMs, is the company's third mining operation in South Africa.

Dowding Reynard and Associates (DRA), who managed the construction of the Kroondal, Marikana, and P&SA concentrators, have been appointed to execute the Everest project. Preparatory engineering work undertaken throughout 2004 has allowed the project to be rapidly mobilised, with earthworks starting within the week following funds receipt. Construction activities during the period focused on the process plant platform, excavation of the portal for the underground mining decline and general infrastructure. Engineering, design and procurement activities are proceeding in parallel and project execution is on track for hot commissioning during December 2005.

Both opencast and underground mining contractors were appointed during the period. The opencast mining contractor, MCC, will start mining activities during the first quarter of 2005. Shaft Sinkers, the underground contractor, will start the development of the decline during the second quarter of 2005. AQPSA mining personnel from the Kroondal Mine were seconded to Everest to enable a transfer of knowledge and skills, and will be transferred to site during the next reporting period to manage the mining operations.

The identification and implementation of Social Upliftment and Sustainable Livelihood projects is ongoing. Contractor recruitment of local labour is coordinated with the Department of Labour in Lydenburg, and has proved effective with sixty local people employed during the period. The Adult Basic Education and Training (ABET) facility, where community members attend twice-weekly classes, is ongoing and a project to supply water to the local primary school was initiated during the period. Projects which will be initiated during the next period include a day care centre, the removal of alien plants, a nutritional feeding scheme and a catering project.

The transfer of land title to the local Phetla community under a settlement reached with the land restitution authorities continues. Under the terms of the agreement land required for the mine to operate will be leased back to AQPSA.

Corporate

Board of directors

Subsequent to the half year end, Mr Zwelakhe Sisulu was appointed to the Board of the Company on 4th February 2005. Mr Sisulu brings considerable experience with regard to the operating environment in Southern Africa.

Black Economic Empowerment (BEE)

The BEE transaction announced to shareholders on 26th July 2004 and approved by shareholders in Special General Meeting on 11th October 2004 was formally concluded with the receipt of R860 million in cash by the Aquarius Group on the 29th October 2004.

The transaction has two key components, the first of which is now completed. This saw the BEE consortium, led by Savannah Resources (Pty) Limited, subscribe for a 29.5% shareholding in the enlarged share capital of AQPSA. Concurrently Impala Platinum Holdings Limited (Impala) acquired an additional holding in AQPSA from Aquarius to increase their shareholding to 20% in AQPSA following the dilution resulting from the issue of the new shares in AQPSA to the BEE consortium. At this time, the shareholdings in AQPSA are as follows:

- 50.5% interest by AQP;
- 29.5% by the Savannah consortium; and
- 20% held by Impala.

The consideration paid by Impala amounted to R71.5 million, which was settled by the cession of R71.5 million of interest bearing loan account to Aquarius. At the time of the BEE transaction, AQPSA had an interest bearing loan of over R93 million (both principal and accumulated interest) to Impala. Following cession of R71.5 million of the loan to Aquarius, AQPSA settled the outstanding balance of the loan in cash.

The final component of the transaction will in time and subject to the conditions detailed in the notice of meeting to shareholders of 17th September 2004, see the Savannah consortium's 29.5% holding in AQPSA be exchanged for 24,599,542 new Aquarius shares. Following this exchange, Aquarius will hold 80% of AQPSA and Savannah consortium constituent members will hold approximately 23% of the enlarged share capital of Aquarius.

JSE Securities Exchange South Africa

Under revised exchange control regulations announced by South African Finance Minister, the Honourable Trevor Manuel in February 2004, Aquarius became the first foreign company to list its shares on the JSE. Listing on 8 December 2004, to fulfil the company's obligations to its empowerment partners, trade has been light to date. Steps to improve liquidity are in progress.

Cash balances and Interest bearing debt facilities

Aquarius Group consolidated cash balances at 31 December 2004 were $137 million, after the reduction in debt at AQPSA by R250 million in terms of an offset arrangement with Investec / ABSA.

In December, AQPSA signed an agreement with Investec / ABSA to create an innovative cash balance management offset mechanism in respect of its existing term debt facility. AQPSA is permitted to deposit its cash (up to the outstanding balance of the debt facility) in order to reduce its interest expense for the period that the cash is on deposit with the banks. An amount of R250 million has been placed on deposit with the banks, thereby reducing the Investec/ABSA debt balance to R112 million. Funds will be re-advanced by the banks, without limitation at AQPSA's request, up to the limits of the original facility. These funds are anticipated to remain on deposit until the end of the calendar year.

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STATISTICAL INFORMATION:

		Kroondal		Marikana		Mimosa	
	Unit	6 months December 2004	6 months December 2003	6 months December 2004	6 months December 2003	6 months December 2004	6 months December 2003
Safety							
DIIR	Rate/200,000 man hours	0.66	1.52	0.75	0.69	0.40	0.45
Revenue Gross revenue	Millions	521	412	165	182	40	34
PGM basket Price	$/oz	686	550	688	579	580	502
Gross cash margin		38	50	(30)	2	62	70
Nickel Price	$/lb	6.37	4.94	6.36	4.94	6.11	5.31
Copper Price	US¢/lb	1.35	0.86	1.35	0.86	1.08	0.80
Ave R/$ rate		6.23	7.05	6.23	7.05	-	-
Cash Costs							
Per ROM ton	R/ton	185	133	281	230	-	-
	$/ton	30	19	45	33	29	19
Per PGM ounce	R/oz	2,323	1,727	4,699	3,631	-	-
	$/oz	373	245	755	515	319	202
Per PGM ounce after by-product credit	R/oz	2,231	1,654	4,588	3,582	-	-
	$/oz	357	235	737	508	105	20
Capital expenditure							
Current 100%	R "000s	1,497	25,260	7,148	3,228	9,154	4,195
	$ ' 000s	236	3,586	1,148	458	-	-
Expansion 100%	R "000s	313,347	-	-	15,826	6,56	3,212
	$ ' 000s	50,593	-	-	2,245	-	-
Mining Processed							
Underground	ROM ton "000	1,595	1,379	-	-	656	665
Open Pit	ROM ton "000	151	152	764	774	-	-
Total	ROM ton "000	**1,746**	**1,531**	**764**	**774**	656	665
Grade							
Plant Head	g/t	3.09	3.14	3.75	3.77	3.66	3.75
Recoveries	%	80%	75%	50%	52%	**76.9**	**76.0**
PGM Production							
Platinum	Ozs	83,048	71,402	29,745	32,233	31,284	32,123
Palladium	Ozs	40,286	33,637	12,253	13,029	23,076	23,174
Rhodium	Ozs	15,008	12,198	3,309	3,421	2,408	2,568
Gold	Ozs	667	527	406	426	4,226	4,097
Total	**Ozs**	**139,009**	**117,764**	**45,713**	**49,109**	60.994	61,962
Base Metals Production							
Nickel	Tons	130	98	49	50	891	883
Copper	Tons	57	46	26	29	736	734
Chromite (000)	Tons (000)	119	145	124	10	26	27

Data reflects 100% of operations.

82-5097

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive (appointed 31 March 2004)
Edward Haslam	Non-executive (appointed 1 May 2004)
Catherine Markus	Non-executive
Sir William Purves	Non-executive (appointed 10 February 2004)
Patrick Quirk	Non-executive
Zwelakhe Sisulu	Non-executive (appointed 4 February 2005)

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Catherine Markus
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

Issued Capital
At 31 December 2004, the Company had on issue:
82,753,892 fully paid common shares
4,027,979 unlisted options

Substantial Shareholders 31 December 2004	**No. of Shares**	**Percentage**
Impala Platinum Holdings Ltd	7,141,966	8.63 %
J P Morgan Nominees Australia Limited	5,512,590	6.66 %
ANZ Nominees Limited	5,222,040	6.31 %
Chase Nominees Limited (FISL)	4,684,626	5.66 %

Broker (LSE)
Numis Securities
Cheapside House
138 Cheapside
London EC2V 6LH
Telephone: +44 20 7776 1500
Facsimile: +44 20 7776 1550

Broker (ASX)
Euroz Securities
Level 14, The Quadrant
1 William Street
Perth WA 6000
Telephone: +61 8 9488 1400
Fax: +61 9488 1478

Sponsor in South Africa (JSE)
Nedbank Capital
135 Rivonia Road
Sandown, Sandton 2196
Telephone: +27 11 294 3601

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Aquarius Platinum (South Africa) (Proprietary) Ltd.
50.5% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07
The Great Wall Group Building
Block A, 1st Floor
5 Skeen Boulevard
Bedfordview South Africa 2007
P O Box 1282
Bedfordview South Africa 2009
Telephone: +27 11 455 2050
Facsimile: +27 11 455 2095
Email: info@aquariussa.co.za

Aquarius Platinum Corporate Services Pty Ltd
100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5
South Shore Centre
85 The Esplanade
South Perth Western Australia 6151
Telephone: +61 (8) 9367 5211
Facsimile: +61 (8) 9367 5233
Email: info@aquariusplatinum.com

AQPSA Management

Stuart Murray	Executive Chairman
Gert Ackerman	Managing Director
Ayanda Khumalo	Finance Director
Gordon Ramsay	Projects Director
Neil Collett	General Manager P&SA Project
Gabriel de Wet	General Manager Engineering
Graham Ferreira	General Manager Finance
Hugo Höll	General Manager Everest
Robert Mallinson	General Manager Marikana
Hulme Scholes	General Manager Commercial & Legal / Company Secretary
Dave Starley	General Manager Kroondal

Mimosa Mine Management

Alex Mhembere	Managing Director
Winston Chitando	Finance Director
Herbert Mashanyare	Technical Director
Peter Chimboza	General Manager

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Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ASACS	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
DIFR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 200,000 man-hours worked
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1 g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine
Mimosa	Mimosa Mining Company (Private) Limited
NOSA	National Occupational Safety Association
PGE	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), osmium (Os) and iridium (Ir).
PGE(s) (6E)	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are Pt (platinum), Pd (palladium), Rh (rhodium), RU (ruthenium), Ir (Iridium) and Os (osmium)
PGM(s) (4E)	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
P&SA	Pooling & Sharing Agreement between KPM and RPM Ltd
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), GB Mining and Exploration (SA) (Pty) Limited (GB) and Sylvania South Africa (Pty) Ltd (SLVSA).
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1 000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
$	United States Dollars
Z$	Zimbabwe Dollar

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Further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

In United Kingdom:
Nick Bias
Aquarius Platinum Limited
+ 44 (0)7887 920 530

Alex Buck
Buckbias Limited
+44 7392 740 452

In South Africa:
Stuart Murray
Aquarius Platinum (South Platinum) (Pty) Ltd
+27 (0)11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3924

or visit: **www.aquariusplatinum.com**

82-5097

Appendix 4D

HALF YEAR REPORT
6 MONTHS ENDED 31 DECEMBER 2004

Details of the reporting period and the previous corresponding period

Name of entity

Aquarius Platinum Limited

ABN	Reporting period	Previous corresponding period
087 577 893	Six months ended 31/12/04	Six months ended 31/12/03

Results for announcement to the market

				$US'000
Revenues from ordinary activities	up	1 %	to	98,762
Profit from ordinary activities after tax attributable to members	down	58 %	to	6,002 *

Dividends	Amount per security	Franked amount per security
Interim dividend	3 ¢	- ¢

Record date for determining entitlements to the dividend	2 March 2005

Refer to the Half Yearly Results announcement released in conjunction with this appendix 4D to the market on 8th February 2005.

* Consists of				
Net profit before non cash charges	down	27 %	to	17,194
Amortisation and depreciation of mining assets				(8,593)
Amortisation of fair value uplift of mineral properties				(2,599)
Net profit after non cash charges	down	58 %	to	6,002

82-5097

Director's Report

Your directors submit their report for the half-year ended 31 December 2004.

Directors

The names of the company's directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Nicholas T Sibley	Sir William Purves
Stuart A Murray	David Dix
Catherine E Markus	G Edward Haslam
Patrick D Quirk	Zwelakhe Sisulu

Review and Results of Operations

The consolidated entity recorded an operating profit after tax for the six month period of US$6.0M, a decrease of 58% over the previous corresponding period ("pcp") result of US$14.480M. The operating results for the period includes a US$3.123 million net gain arising from the sale of a 2% stake in Aquarius Platinum South Africa (AQPSA) to Impala Platinum following the first stage of the Black Economic Empowerment (BEE) transaction. The consideration paid by Impala for the 2% stake in AQPSA amounted to R71.5 million, which was settled by the cession of R71.5 million of interest bearing loan account to Aquarius.

Comparisons with the pcp are not appropriate due to the impact of the Pooling & Sharing Agreement (P&SA) entered into with AngloPlatinum on the 1 November 2003. The P&SA which provides for the sharing (50 / 50) of production and profits of the Kroondal operation is set to commission a new concentrator from March 2005. At steady state production, the new concentrator is targeted to produce 250,000 PGM ounces per annum, effectively doubling the Kroondal Mine's annual output to 505,000 PGM ounces per annum.

The Group's operating mines (with the exception of Marikana which operated at a loss) performed well during the period under difficult economic conditions which saw the Rand strengthen further against the US Dollar. Marikana returned a disappointing result for the six months having being hampered by operating and mining difficulties including poor contractor performance and inconsistent ore quality. Both Kroondal and Mimosa platinum mines contributed to the operating profit as shown in the table below:

Operating Contribution	**31/12/04**	**31/12/03**
PGM Ounces		
Total Production	215,219	197,854
Less production attributable to P&SA	(69,505)	(17,564)
Production attributable to Aquarius	145,714	180,290
Profit US$'000		
Kroondal	10,293	17,256
Marikana	(17,765)	(7,697)
Mimosa	7,059	9,883
Other/Corporate	4,616	120
Net Profit before tax	4,203	19,562
Tax (expense)/credit	1,113	(3,811)
Net profit after tax	5,316	15,751
Outside equity interest	686	(1,271)
Net profit attributable to members	**6,002**	**14,480**

The profit was achieved on a 1% increase in revenue from US$97.5 million to US$98.8M, despite an attributable production decrease from 180,290 PGM ounces to 145,714 PGM ounces, this being offset by a general strengthening in PGM US$ metal prices of 20%.

The South African operations costs were impacted by a stronger Rand which appreciated against the US$ by 12% over the pcp.

The Mimosa result was assisted by the depreciation of the Zimbabwe dollar against the $US and a reduction in the company tax rate from 20% to 15%. Although operating conditions in Zimbabwe remain challenging, the company continues to operate successfully.

The BEE transaction announced to shareholders of Aquarius on 26th July 2004 and approved by them in Special General Meeting on 11th October 2004 was formally executed with the receipt of R860 million in cash by the Aquarius Group on the 29th October 2004. The transaction has two key components, the first of which is now completed. This saw the BEE consortium, led by Savannah Resources (Pty) Limited, subscribe for a 29.5% shareholding in the enlarged share capital of AQPSA. Concurrently Impala Platinum Holdings Limited (Impala) acquired an additional holding in AQPSA from Aquarius to increase their shareholding to 20% in AQPSA following the dilution resulting from the issue of the new shares in AQPSA to the BEE consortium. At this time, the shareholdings in AQPSA are as follows:

- 50.5% interest by AQP;
- 29.5% by the Savannah consortium; and
- 20% held by Impala.

Further details of the transaction are on page 11 of appendix 4D and the Company's website www.aquariusplatinum.com

Refer to the Half Yearly Results announcement released in conjunction with this Appendix 4D to the market on 8th February 2005 for further information.

Rounding

The amounts contained in this report and in the half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable).

Signed in accordance with a resolution of the Directors.

Nicholas T Sibley
Chairman

Date: 8th February 2005

82-3097

Condensed consolidated income statement

(Half year ended 31 December 2004)

	31/12/04 $US'000	31/12/03 $US'000
Revenue	98,762	97,518
Foreign exchange loss	(1,694)	(7,430)
	97,068	90,088
Cost of sales	(83,088)	(62,816)
Gross profit	**13,980**	**27,272**
Amortisation of fair value uplift of mineral properties	(2,599)	(2,703)
Gross profit after amortisation of fair value uplift of mineral properties	11,381	24,569
Administrative and other costs	(3,389)	(3,410)
Foreign exchange gain	2,395	3,250
Finance costs	(6,185)	(4,847)
Profit before income tax	**4,202**	**19,562**
Income tax on ordinary activities	1,113	(3,811)
Net profit from ordinary activities	**5,315**	**15,751**
Net (profit)/loss attributable to outside equity interests	687	(1,271)
Net profit for the period attributable to members of Aquarius Platinum Limited	**6,002**	**14,480**

Earnings per security (EPS)

	31/12/04	31/12/03
Basic EPS	7.25 cents	17.89 cents
Diluted EPS	7.25 cents	17.84 cents

Condensed consolidated statement of recognised gains and losses

(Half year ended 31 December 2004)

	31/12/04 $US'000	31/12/03 $US'000
Foreign currency translation adjustments recognised directly in equity	5,413	7,377
Net profit for the period	6,002	14,480
Total recognised gains and losses	**11,415**	**21,857**

82-5092

Condensed consolidated balance sheet

(Half year ended 31 December 2004)

	As at 31/12/04 $US'000	As at 30/06/04 $US'000	As at 31/12/03 $US'000
Non-current assets			
Receivables	3,728	4,627	4,691
Investments	512	18	21
Property, plant and equipment	117	132	123
Mining assets	409,502	356,509	327,144
Total non-current assets	**413,859**	**361,286**	**331,979**
Current assets			
Cash and cash equivalents	136,746	77,942	55,058
Trade and other receivables	34,162	23,262	29,765
Investments	4	4	22
Inventories	19,855	10,688	9,916
Other	333	44	433
Total current assets	**191,100**	**111,940**	**95,194**
Total assets	**604,959**	**473,226**	**427,173**
Non-current liabilities			
Payables	176,697	59,600	56,224
Interest bearing liabilities	18,519	62,716	63,859
Deferred tax liabilities	57,491	56,917	52,298
Provisions	25,093	18,030	3,325
Total non-current liabilities	**277,800**	**197,263**	**175,706**
Current liabilities			
Trade and other payables	28,836	19,081	21,497
Interest bearing liabilities	20,408	15,555	8,265
Current tax liabilities	9,255	6,843	7,767
Provisions	322	287	121
Total current liabilities	**58,821**	**41,766**	**37,650**
Total liabilities	**336,621**	**239,029**	**213,356**
NET ASSETS	**268,338**	**234,197**	**213,817**
Shareholders equity			
Issued capital	12,413	12,413	12,413
Share premium reserve	136,668	136,668	136,668
Foreign currency translation reserve	18,491	13,078	8,338
Retained earnings	66,335	62,816	51,075
Equity attributable to members of Aquarius Platinum Limited	**233,907**	**224,975**	**208,494**
Minority interests	34,431	9,222	5,323
TOTAL EQUITY & MINORITY INTEREST	**268,338**	**234,197**	**213,817**

82-5097

Condensed consolidated statement of cash flows

(Half year ended 31 December 2004)

	31/12/04 $US'000	31/12/03 $US'000
Cash flows related to operating activities		
Receipts from customers	77,390	93,583
Payments to suppliers and employees	(65,308)	(52,605)
Interest and other items of similar nature received	3,400	615
Interest and other costs of finance paid	(5,604)	(3,998)
Income taxes paid	-	(5,768)
Net operating cash flows	**9,878**	**31,827**
Cash flows related to investing activities		
Payments for mining assets and development costs	(40,798)	(11,805)
Payment for purchases of property, plant and equipment	-	(28)
Proceeds from sale of property, plant and equipment	-	572
Payment for purchases of equity investments	(494)	-
Proceeds from disposal of investments	4,445	500
Net investing cash flows	**(36,847)**	**(10,761)**
Cash flows related to financing activities		
Proceeds from issues of shares	38,193	16,470
Payments for share issue and listing expenses	(4,671)	(494)
Proceeds from borrowings	97,439	308
Repayment of share-plan loans	1,145	2,882
Repayment of borrowings	(53,199)	-
Payment of principal potion of hire purchase liability	1	2
Dividends paid	(2,463)	(2,354)
Net financing cash flows	**76,445**	**16,814**
Net increase (decrease) in cash held	**49,476**	**37,880**
Cash at beginning of period	77,942	16,996
Exchange rate adjustments to opening cash	9,132	182
Cash at end of period	**136,550**	**55,058**

82-5097

BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report as at 30 June 2004. It is also recommended that the half-year financial report be considered together with any public announcements made by the company and its controlled entities during the half-year ended 31 December 2004 in accordance with the group's continuous disclosure obligations.

a) **Basis of Accounting**

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with International Accounting Standard 34 ("IAS 34").

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The consolidated financial statements have been prepared under the historical cost accounting convention except where otherwise stated.

The consolidated financial information has been rounded to the nearest thousand of US dollars unless otherwise stated.

b) **Changes in Accounting Policies**

Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report.

Notes to the condensed consolidated income statement

Revenue from ordinary activities

	31/12/04 $US'000	31/12/03 $US'000
Sales revenue	91,166	96,320
Interest revenue	3,400	583
Other revenue	4,196	615
Total revenue	98,762	97,518

Cost of sales

	31/12/04 $US'000	31/12/03 $US'000
Amortisation and depreciation	8,593	6,468
Cost of production	73,769	56,137
Royalties	726	211
Total cost of sales	83,088	62,816

Details of individual and total dividends and dividend payments

Date the interim dividend is payable	23 March 2005
Record date to determine entitlements to the dividend	2 March 2005
Has the dividend been declared?	Yes

Interim dividends on all securities

		Total amount paid or payable US$'000	Amount per share US$	Franked amount per share
Interim dividend:	Current period	2,483	3 ¢	- ¢
	Previous period	2,483	3 ¢	- ¢

Other disclosures in relation to dividends

The interim dividend for the current period of US$0.03 per share has not been provided for in the Condensed Balance Sheet in accordance with International Accounting Standards.

The company does not have a dividend reinvestment plan.

82-5097

Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with *IAS 33: Earnings Per Share* are as follows.

	31/12/04 $US'000	**31/12/03 $US'000**
Net Profit:	5,315	15,751
Adjustments:		
Net profit attributable to outside equity interest	687	(1,271)
Earnings used in calculating basic and diluted earnings per share	**6,002**	**14,480**

	Current period Number of Shares	Previous corresponding period Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	82,753,892	80,917,826
Effect of dilutive securities:		
Share options *	-	249,082
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**82,753,892**	**81,166,908**

* Share options in the current period are not dilutive

Details of entities over which control has been gained or lost during the period

Name of entity (or group of entities) and date of the gain or loss of control	Contribution to net profit (loss)		Profit (loss) for the previous corresponding period	
	Current period $US'000	Previous corresponding period - $US'000	Current period $US'000	Previous corresponding period - $US'000
	-	-	-	-
Total	-	-	-	-

82-5097

Details of associates and joint venture entities

The economic entity has an interest (that is material to it) in the following entities:

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
	31/12/04	**31/12/03**	**31/12/04 $US'000**	**31/12/03 $US'000**
Mimosa Investments Limited	50%	50%	6,727	9,325
Total			**6,727**	**9,325**

Group's share of associates' and joint venture entities':	**31/12/04 $US'000**	**31/12/03 $US'000**
Profit (loss) from ordinary activities before tax	7,024	9,883
Income tax on ordinary activities	(297)	(558)
Profit (loss) from ordinary activities after tax	6,727	9,325
Adjustments	-	-
Share of net profit (loss) of associates and joint venture entities	**6,727**	**9,325**

Subsequent events

There have been no subsequent events.

Contingent Liability

A dispute arose between AQPSA and the mining contractor at Marikana Mine, regarding interpretation of the mining cost escalation formula, especially as it relates to the foreign component of the formula. A commercial solution proposed by AQPSA to resolve the dispute with the contractor over the so-called "Rise and Fall" clause has been rejected by the contractor who has now indicated that they intend to refer the matter to arbitration.

Counsel has advised that the earliest date for arbitration could be April 2005. In the meantime, the contractual formula continues to be applied on the basis which AQPSA believes was agreed by the contractor. Due to the nature of the dispute, namely the application of the formula and the foreign component, it is not possible to quantify the dispute in Rand terms. The directors of AQPSA in consultation with Counsel, are of the opinion that the ruling will favour AQPSA.

Black Economic Empowerment (BEE) Transaction

The BEE transaction announced to shareholders on 26th July 2004 and approved by shareholders in Special General Meeting on 11th October 2004 was formally executed with the receipt of R860 million in cash by the Aquarius Group on the 29th October 2004.

The transaction has two key components, the first of which is now completed.

The first step saw the BEE consortium, led by Savannah Resources (Pty) Limited (Savcon), subscribe for a 29.5% shareholding in the enlarged share capital of AQPSA as follows:

- Savcon were issued with 400 shares in AQPSA for cash of $38,192,616 (R234,544,678) and shareholder loans of $97,439,401 (R598,385,104). The terms and conditions of the loans are as follows:
    - a loan of R498,385,104 that is unsecured, subordinated to AQPSA's third party debt, is interest free, has no fixed terms of repayment and ranks pari passu with the other shareholder loans; and
    - a loan of R100,000,000 that that is unsecured, subordinated to AQPSA's third party debt, bears interest at a rate of 12.745% per annum, has no fixed terms of repayment and ranks pari passu with the other shareholder loans.
- Aquarius also agreed to sell 13 AQPSA shares to Savcon for $4,445,028 (R27,070,218) resulting in a deferred gain of $1,250,936.

A gain on disposal totalling $11,467,786 has been deferred pending completion of the second component of the transaction.

Concurrently Impala Platinum Holdings Limited (Impala) acquired an additional holding in AQPSA from Aquarius to increase their shareholding to 20% in AQPSA following the dilution resulting from the issue of the new shares in AQPSA to the BEE consortium. Aquarius agreed to sell 30 AQPSA shares to Impala for $11,471,938 (R71,500,000) resulting in a net gain of $3,123,601. This was settled by the cession of R71,500,000 of interest bearing loan account to Aquarius.

At this time, the shareholdings in AQPSA are as follows:
- 50.5% interest by Aquarius;
- 29.5% by the Savcon; and
- 20% held by Impala.

The second step of the transaction will in time and subject to the conditions detailed in the notice of meeting to shareholders dated 17th September 2004, see Savcon sell its 29.5% holding in AQPSA along with cession of all of their claims in respect of the above loans in exchange for 24,599,542 new Aquarius shares.

Following this exchange, Aquarius will hold 80% of AQPSA and Savcon constituent members will hold approximately 23% of the enlarged share capital of Aquarius.

If the final component of the transaction were not to proceed the ownership structure of AQPSA as detailed above would remain unchanged.

In terms of the BEE transaction agreements, Aquarius has invited Savcon to nominate a non-executive director to the Board of Director's of Aquarius and to nominate three non-executive directors to the Board of Director's of AQPSA.

Segment reporting

The economic entity operates predominantly in the mining industry through the ownership and operation of platinum group metals mining projects. The group operates in four predominant geographical segments – South Africa, Zimbabwe, Bermuda and Australia.

Geographical segments

31 December 2004 US$'000	Bermuda	South Africa	Australia	Zimbabwe	Eliminations	Consolidated
External sales	-	68,461	-	22,705	-	91,166
External other revenues	4,204	2,870	504	16	2	7,596
Intersegment revenues	3,263	-	214	-	(3,477)	-
Segment revenue	7,467	71,331	718	22,721	(3,475)	98,762
Segment result	2,802	(8,530)	1,873	7,024	1,033	4,202
Income tax expense						1,113
Profit after tax						5,315
Minority interest						687
Net profit						6,002

31 December 2003 US$'000	Bermuda	South Africa	Australia	Zimbabwe	Eliminations	Consolidated
External sales	-	68,450	-	20,440	-	88,890
External other revenues	1,653	3,924	147	(1,276)	-	4,448
Intersegment revenues	1,751	-	194	-	(1,945)	-
Segment revenue	3,404	72,374	341	19,164	(1,945)	93,338
Segment result	1,735	9,559	(93)	9,883	(1,522)	19,562
Income tax expense						(3,811)
Profit after tax						15,751
Minority interest						(1,271)
Net profit						14,480

Issued and quoted securities at end of current period

Category of securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
Ordinary securities	82,753,892	82,753,892		
Changes during current period:				
Increases through issues	-	-	-	-
Increases through option conversions	-	-	-	-
Decreases through returns of capital, buybacks, redemptions	-	-	-	-
Options *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
Unlisted options each convertible for one ordinary share	1,715,000		£2.50	23/10/11
	133,333	-	£3.43	02/10/12
- Employee options	380,000	-	£3.32	21/11/13
" "	1,093,967	-	£2.54	11/06/11
" "	209,865	-	£2.54	11/06/11
" "	495,794	-	£2.92	02/11/11
Changes during current period:				
Issued during current period				
- Employee options	495,794		£2.92	02/11/11
Exercised during current period	-	-	-	-
Expired during current period	-	-	-	-

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Aquarius Platinum Limited I state that:

In the opinion of the Directors:

a) the financial statements and notes of the consolidated entity:

   i) give a true and fair view of the financial position as at 31 December 2004 and the performance for the half-year ended on that date of the consolidated entity; and

   ii) comply with International Accounting Standard IAS 34; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Nicholas T Sibley
Chairman

Date: 8th February 2005

82-5097


AQUARIUS
PLATINUM LIMITED

4th February 2005

ZWELAKHE SISULU JOINS BOARD OF DIRECTORS

Aquarius Platinum is pleased to announce the appointment to the Board of Directors of Zwelakhe Sisulu with immediate effect.

Zwelakhe Sisulu is the Chairman of Savannah Resources (Pty) Ltd, the lead partner in the Savannah Consortium, Aquarius Platinum's BEE partner.

Commenting on the appointment, Aquarius' Chairman Nicholas Sibley said:

"I am delighted that Mr Sisulu has accepted the Board's invitation to join. He brings considerable experience with regard to the operating environment in Southern Africa. I am sure that he will make a valuable contribution to the ongoing growth and success of the company."

Mr Sisulu is a South African national. He was educated in Swaziland, Soweto and later at the INSEAD Institute in Paris and as a Nieman Fellow at Harvard University.

He commenced his career as a journalist in South Africa in the 1970s. A notable political correspondent, his writings and political activities led him to be placed under house arrest during the apartheid era, later returning to work as the editor of the New Nation Newspaper. In 1994 he joined the South African Broadcasting Corporation where he was CEO.

Mr Sisulu's current business interests include mining and natural resources, media, telecommunications and manufacturing. He is currently Chairman of Savannah Resources (Pty) Ltd, Dirleton Minerals & Energy (Pty) Ltd, and Executive Chairman of Afrimineral Holdings (Pty) Ltd and Universal Media (Pty) Ltd.

Mr Sisulu holds numerous international awards for his work in human rights, and also the Presidential Award of South Africa, awarded by Nelson Mandela in 1998.

Mr Sisulu is married and lives with his family in Johannesburg, South Africa.

82-5097


AQUARIUS
PLATINUM LIMITED

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
BuckBias Ltd
+ 44 7887 920 530

Alex Buck
Buck Bias Ltd
+44 7932 740 452

In South Africa:
Stuart Murray
Aquarius Platinum (South Platinum) (Pty) Ltd
+27 11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3924

or visit: **www.aquariusplatinum.com**

82-5097


AQUARIUS
PLATINUM LIMITED

31 January 2005

Results Advisory

Financial Results for the First Half to December 2004

Aquarius Platinum Limited wishes to advise that the company's First Half 2005 Financial Results (to December 2004) will be released on Tuesday 8th February.

A **teleconference** will be available at the following local times and numbers. Please dial-in 10 minutes before the appropriate teleconference, which will be hosted by Stuart Murray, CEO of Aquarius Platinum and quote 'Aquarius'.

Sydney	20h00	Toll Free 1800 350 100
Perth	17h00	Toll Free 1800 350 100
Johannesburg	11h00	Toll Free 0800 200 648
London	09h00	Toll Free 0800 917 7042

Callers outside of Australia, South Africa and the UK may call +27 11 535 3600.

A **playback** will be available at +27 11 305 2030 for 2 weeks following the call. The pass code is 2288# .

An **audio webcast** will also be available at www.aquariusplatinum.com or via the webcast provider at http://www.corpcam.com/registerbeforeviewing.asp?regid=103 .

Presentation slides to accompany the teleconference may be downloaded in advance at www.aquariusplatinum.com .

[Ends]

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
BuckBias Ltd
+ 44 7887 920 530

Alex Buck
Buck Bias Ltd
+44 7932 740 452

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3924

or visit: **www.aquariusplatinum.com**

82-5097



QUARTERLY REPORT 31 DECEMBER 2004

Aquarius Group

Highlights

- Group attributable production up 6% to 74,973 PGM ounces for the quarter to December 2004. Record production at Kroondal, P&SA ahead of schedule
- Marikana production increases with a decrease in unit cash costs
- Improved Mimosa production rates, offset by a shortened reporting period, resulting in a steady quarter on quarter output

Strategic

- BEE entry into AQPSA completed, R860 million subscription paid in October 2004
- Cash / debt offset agreement entered into with Investec / ABSA. Outstanding AQPSA debt balance reduced by R250 million to R112 million, the term debt facility remains intact
- Construction of the Everest mine commenced in October 2004, progressing on schedule
- Chromite tailings retreatment project construction completed, first production delivered to smelter on 21st January 2005
- Aquarius becomes first foreign company to secondary list on the JSE in terms of new foreign exchange control dispensation

Operations

Kroondal

- Record quarter, production improves a further 6% to 71,523 PGM ounces (Aquarius attributable 35,761 PGM ounces)
- Concentrator plant recoveries maintained at 80% as mill throughput increased
- Improved safety performance, 12 month rolling DIIR of 0.96
- Cash operating margin increases to 40%, as unit cash costs decrease to R2,224 per PGM ounce

Marikana

- PGM production improves 11% to 24,019 PGM ounces
- Concentrator plant recoveries increase to 54% from 45% in the previous quarter
- Improved safety performance, DIIR for the quarter improves to 0.70 from 0.80 in the previous quarter
- On mine cash costs show improvement to result in a modest positive cash margin in the month of December

Mimosa

- Production in line with previous quarter at 30,386 PGM ounces (Aquarius attributable 15,193 PGM ounces) despite shortened reporting period to align Mimosa production cut-off dates with the rest of the Group
- Improved safety performance, DIFR for quarter improves to 0.29 from 0.54
- Cash operating margin remains strong at 63%
- Corporate tax rate in Zimbabwe reduced in December from 20% to 15% backdated to January 2004
- Mine management encouraged by its discussions with the Reserve Bank of Zimbabwe with respect to Mimosa's foreign currency arrangements

82-5097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 DECEMBER 2004

Projects

Pooling and Sharing Agreement

- Hot commissioning commencing March 2005, ahead of schedule
- Underground tonnage build-up progressing ahead of plan
- A 600,000 ton ore stockpile is anticipated to be built up ahead of the new concentrator start-up
- Construction of 4th decline shaft started in January 2005

Chromite Tailings Retreatment Project

- Construction completed in December
- First concentrate delivered to smelter on 21st January 2005

Everest

- Project started construction in October 2004 with anticipated commissioning in December 2005


Aquarius Group PGM Production
Quarterly Production - PGM ounces
PGM ounces
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Mar-04
Jun-04
Sep-04
Dec-04
Kroondal Attributable
Kroondal (RPM Portion)
Marikana
Mimosa Attributable

82-5097



QUARTERLY REPORT 31 DECEMBER 2004

Production by Mine

PGMs (4E)	Quarter Ended				Half Year ended	
	Mar 2004	**Jun 2004**	**Sep 2004**	**Dec 2004**	**Dec 2004**	**Dec 2003**
Kroondal	60,032	59,830	67,486	71,523	139,009	117,764
Marikana	17,847	20,220	21,694	24,019	45,713	49,109
Mimosa	28,621	28,807	30,608	30,386	60,994	61,962
Total	**106,500**	**108,857**	**119,788**	**125,928**	**245,716**	**228,835**

Production by Mine attributable to Aquarius

PGMs (4E) Attributable to Aquarius	Quarter Ended				Half Year ended	
	Mar 2004	**Jun 2004**	**Sep 2004**	**Dec 2004**	**Dec 2004**	**Dec 2003**
Kroondal	30,016	29,915	33,743	35,761	69,504 (a)	100,200 (b)
Marikana	17,847	20,220	21,694	24,019	45,713	49,109
Mimosa	14,311	14,403	15,304	15,193	30,497	30,981
TOTAL	**62,174**	**64,538**	**70,741**	**74,973**	**145,714**	**180,290**

(a) includes full impact of the P&SA
(b) includes 2 months of impact of the P&SA

82-5097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 DECEMBER 2004

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius 50.5%)

Kroondal Platinum Mine

Safety

The DIIR recorded a good improvement to 0.38 for the quarter and thus lowered the 12 month rolling DIIR to 0.96. Regrettably a fatal accident occurred at the mine on 20 November 2004 when a LHD operator sustained an injury to the head. The circumstances leading up to the accident are unclear and the matter is under investigation by inspectors of the Department of Minerals and Energy.

Processing

- Record 150,000 square meters mined leading to 1,067,000 tons ore hoisted from underground, with a further 109,000 tons of opencast produced
- Record concentrator throughput of 878,000 tons achieved
- 71,523 PGM ounces produced (Aquarius attributable 35,761 PGM ounces)
- Closing surface stockpile at quarter end (ahead of the Christmas and New Year holidays) at 503,000 tons

Operations

PGM production improved by 6% to 71,523 PGM ounces for the quarter. 878,000 tons were processed at an improved head grade of 3.15 g/t (3.02 g/t for the previous quarter). This achievement was commendable as the plant was not operated for a period in order to undertake a rod mill reline and a replacement of a failed ball mill bearing. Concentrator plant recoveries also improved to a record 80.35% in the December month.

The PGM basket price increased to $700 per PGM ounce from $672 the previous quarter, with this improvement in Dollar price offset by a strengthening of the Rand average exchange rate to R6.11 per $ from R6.34 the previous quarter. The exchange rate ended the quarter stronger still at R5.62 per $.

The mining operations produced a record 1,176,000 tons for the quarter, with 1,067,000 tons hoisted from underground and 109,000 tons mined from the open pits. The increased face length derived as a result of being able to develop down dip as part of the PSA project has had a marked positive effect on production.

Cash costs at Kroondal were well controlled recording a decrease to R2,224 per PGM ounce, down from R2,436 per PGM ounce, a 9% improvement.

82-5097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 DECEMBER 2004


Kroondal Mine PGM Production and Rand Cash Costs per PGM ounce
6 Quarters to December 2004
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Production (PGM ounces)
3,000
2,500
2,000
1,500
1,000
500
0
Rand cash costs per PGM ounce
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Production
Cash Costs

Kroondal: Metal in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
Dec 04	42,659	20,815	7,723	326	71,523	**35,761***
Sep-04	40,389	19,471	7,285	341	67,486	**33,743***
Jun-04	35,724	17,343	6,481	282	59,830	**29,915***
Mar-04	36,283	17,243	6,233	273	60,032	**30,016***
Dec-03	36,476	17,021	6,189	276	59,962	**42,398**
Sep-03	34,926	16,616	6,009	251	57,802	**57,802**

*Note * Reflects full impact of the P&SA for an entire quarter.*

82-5097


AQUARIUS
PLATINUM LIMITED

Pooling & Sharing Agreement (P&SA)

The P&SA expansion program is set to commission in the coming quarter. At steady state production, the new concentrator is targeted to produce 250,000 PGM ounces per annum, effectively doubling the Kroondal Mine's annual output to 505,000 PGM ounces per annum. Expansion of the underground mine at the Central, East and No 3 shafts progressed well through the quarter. A total of 1,020 meters of down-dip development has now been completed. The underground mine is currently producing over 350,000 tons per month which places the build-up approximately 5 months ahead of project plan.

Cold commissioning of the new concentrator will start in January 2005 with hot commissioning planned from March 2005, 3 months ahead of schedule. A stockpile of over 600,000 tons is anticipated to be available for plant commissioning. First ounces from the new plant are expected during the final quarter (April to June 2005) of this financial year.

The P&SA project's capital expenditure commitments were R548 million at the end of the quarter with capital expenditure paid to date of R405 million. AQPSA's share of these commitments and expenditure is 50% of these amounts.

Marikana Platinum Mine

Safety

The DIIR for this quarter was 0.70 compared to 0.80 the previous quarter, ensuring that the mine retained the coveted NOSA 4 Star Platinum status.

Mining

- Improved stripping ratio during the quarter has had a positive impact on costs
- Second contractor introduced to supplement shortfall in contribution from first contractor

Processing

- 364,000 tons processed during the quarter
- Concentrator plant recoveries at 54% up from 45% in the previous quarter
- 24,019 PGM ounces, up 11% from the previous quarter

Operations

PGM production improved by 11% to 24,019 PGM ounces for the quarter. This was despite fewer tons being processed during the quarter, at 364,000 tons compared to 400,000 tons in the previous quarter. The increase in PGM ounces was the result of improved recoveries as deeper more competent ore was accessed in certain parts of the pit. Reflecting the access to competent ore, plant recoveries for the quarter improved to 54% from last quarter's 45%.

As a result of a lower stripping ratio and higher recovery levels cash costs per PGM ounce reduced by 18% to R4,248, an improvement of R950 per PGM ounce compared to the previous quarter. This improvement is encouraging and has resulted in the mine breaking even in cash terms for the month of December. Further efficiencies will be achieved through the continuing implementation of the revised mining plan. This is evident in the reduced 364,000 tons


AQUARIUS
PLATINUM LIMITED

processed during the quarter at an improved head grade of 3.79 g/t (compared to 3.72 g/t for the previous quarter).

The Marikana PGM basket price increased marginally to $690 per PGM ounce from $685 in the previous quarter, with this improvement in Dollar price offset by a strengthening of the Rand average exchange rate to R6.11 per $ from R6.34 the previous quarter. The exchange rate closed the quarter stronger still at R5.62 per $.

Outlook

While Aquarius is implementing the revised mining plan, discussions are being held with owners of adjacent mineral rights with a view to cooperation "across farm boundaries".

Trial underground mining

Trial underground mining will commence in the current quarter. It is expected that underground mining will lead to a reduction in unit cash costs and create more flexibility for the exploitation of the ore body.

Contractor dispute with contractor Moolman Brothers

The arbitration date for the dispute relating to the Rise and Fall component of the mining contract has been set for April 2005.

Marikana: Metal in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Dec-04	15,808	6,214	1,800	197	**24,019**
Sep-04	13,937	6,039	1,509	209	**21,694**
Jun-04	13,591	5,086	1,369	174	**20,220**
Mar-04	11,950	4,484	1,272	141	**17,847**
Dec-03	16,275	6,843	1,892	219	**25,229**
Sep-03	15,958	6,185	1,529	208	**23,880**

82-5097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 DECEMBER 2004


Marikana Mine PGM Production and Rand Cash Costs per PGM ounce
6 Quarters to December 2004
30,000
25,000
20,000
15,000
10,000
5,000
0
6,000
5,000
4,000
3,000
2,000
1,000
0
Production (PGM ounces)
Rand Cash Costs per PGM ounce
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Production
Cash Costs

Everest Platinum Mine

Safety

No accidents were reported.

Progress

Construction of Everest started in October 2004, following successful completion and the receipt of funds from the BEE transaction. The capital budget is R819 million including a R33 million allowance for escalation. Everest will mine and process 3 million tons per annum of UG2 ore to produce 225,000 ounces of PGMs per annum at steady state. Commissioning is anticipated in December 2005, with full production to be attained in 2006. Everest , with a UG2 reserve of 26.79 million tonnes at 3.36 g/t (4E) containing 2.8 million ounces of PGMs, is the company's third mining operation in South Africa.

82-5097


AQUARIUS
PLATINUM LIMITED

Dowding Reynard and Associates (DRA), who managed the construction of the Kroondal, Marikana, and P&SA concentrators, have been appointed to execute the Everest project. Preparatory engineering work undertaken throughout 2004 has allowed the project to be rapidly mobilised, with earthworks starting within the week following funds receipt. Construction activities during the quarter focussed on the process plant platform, excavation of the portal for the underground mining decline and general infrastructure. Engineering, design and procurement activities are proceeding in parallel and project execution is on track for hot commissioning during December 2005.

Both opencast and underground mining contractors were appointed during the period. The opencast mining contractor, MCC, will start mining activities during the first quarter of 2005. Shaft Sinkers, the underground contractor, will start the development of the decline during the second quarter of 2005. AQPSA mining personnel from the Kroondal Mine were seconded to Everest to enable a transfer of knowledge and skills, and will be transferred to site during the next reporting period to manage the mining operations.

The identification and implementation of Social Upliftment and Sustainable Livelihood projects is ongoing. Contractor recruitment of local labour is coordinated with the Department of Labour in Lydenburg, and has proved effective with sixty local people employed during the period. The Adult Basic Education and Training (ABET) facility, where community members attend twice-weekly classes, is ongoing and a project to supply water to the local primary school was initiated during the period. Projects which will be initiated during the next period include a day care centre, the removal of alien plants, a nutritional feeding scheme and a catering project.

The transfer of land title to the local Phetla community under a settlement reached with the land restitution authorities continues. Under the terms of the agreement land required for the mine to operate will be leased back to AQPSA.

MIMOSA INVESTMENTS (Aquarius 50%)

Mimosa Platinum Mine

Safety

The mine recorded a significant improvement in safety performance. During the quarter the DIFR was 0.29 compared to the last quarter's figure of 0.54. The financial year to date DIFR stands at 0.40 and the rolling 12 months DIFR at 0.49.

Operations

Mining operating days were reduced by six during the quarter as the monthly reporting date was brought forward from 28 to 22 December to accord with AQPSA. In addition, three operating days were lost to illegal industrial action called by the trade union organisation. Despite the loss of nine days, PGM production for the quarter was stable at 30,386 ounces, similar to previous quarter's production of 30,608 ounces, reflecting an improvement in productivity.

The Mimosa PGM basket price increased to $588 per PGM ounce from $571 in the previous quarter. Together with the contribution from base metals (approximately 27% of gross revenue)

this generated sales revenue for the quarter of $20.1 million, an increase of $0.1 million from the previous quarter at a gross cash margin (63%) of some $12.7 million.

The Government of Zimbabwe announced a reduction in the rate of company tax for mining companies from 20% to 15% backdated to January 2004. This development is most welcome.

Mining operations hoisted a ROM total of 326,000 dry metric tonnes. This compares with 329,000 dry metric tonnes in the previous quarter. Nine operating days were lost in the quarter. Tonnes milled during the period amounted to 338,000 tonnes at an average plant feed grade of 3.65 PGM g/t compared with 335,000 tonnes at 3.68 PGM g/t in the previous quarter. PGM production remained stable quarter on quarter with a slight decrease to 30,386 PGM ounces from 30,608 ounces.

Earlier reported problems encountered in the crushing circuit have been resolved. Satisfactory throughput is now being achieved enabling a steady state operation of the flotation circuits. The plant achieved above target metal recovery rates in respect of base metals and focus in the current quarter is on achieving similar results for PGMs.

Operating Costs

Exchange rates achieved were at the Reserve Bank of Zimbabwe (RBZ) auction floor rates which averaged Z$5,900 per $. This level of exchange rate has not compensated for the inflation rate impact on operating costs at mine level. Consequently unit cash costs per PGM ounce for the quarter increased to $342 (or $124 per PGM ounce after by-product credits) from $321 (or $111 per PGM ounce after by-product credits) for the previous quarter. On a 12 month rolling basis to December 2004, unit cash costs per PGM ounce were $319 (or $106 per PGM ounce after by-product credits). The 15% FOB incentive granted by the RBZ was offset against operating costs as per normal practice.

The expansion project was closed out at a capital cost of $41 million.

Industrial Relations

Three operating days were lost to illegal industrial action called by the trade union to obtain concessions during national wage negotiations conducted by the Chamber of Mines. The combined effects of a harsh socio-economic environment and an approaching parliamentary election will make managing the industrial relations environment in current quarter somewhat difficult.

PGM Sector Reforms

The Government of Zimbabwe, through the RBZ, has accorded the PGM sector a special status in order to stimulate growth of the Zimbabwe platinum industry and enhance Government's understanding of the sector. Mimosa management has been encouraged by its discussions with the Reserve Bank to achieve a "win-win situation" with respect to the management of foreign currency flows. A successful outcome of these discussions will lead to an evaluation of further growth opportunities on the mine.

82-3287


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 DECEMBER 2004


Mimosa Mine PGM Production and $ Cash Costs per PGM ounce
(Including 12 month rolling-average)
6 Quarters to December 2004
Production (PGM ounces)
$ Cash Cost per PGM ounce
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
400
350
300
250
200
150
100
50
0
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Production
Cash Costs
Rolling cash costs net of by-product

Mimosa : PGMs in Concentrate Produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
Dec-04	15,557	11,514	1,198	2,117	**30,386**	**15,193**
Sep-04	15,727	11,562	1,210	2,109	**30,608**	**15,304**
Jun-04	14,653	10,902	1,187	2,065	**28,807**	**14,404**
Mar-04	14,647	10,621	1,281	2,072	**28,621**	**14,311**
Dec-03	15,773	11,282	1,256	2,162	**30,473**	**15,237**
Sep-03	16,350	11,892	1,312	1,935	**31,489**	**15,745**



QUARTERLY REPORT 31 DECEMBER 2004

Mimosa : Base metals in Concentrate Produced (tons)

Quarter Ended	Nickel	Copper	Cobalt
Dec-04	444	374	13
Sep-04	447	362	14
Jun-04	414	329	13
Mar-04	412	340	13
Dec-03	432	360	13
Sep-03	452	374	13

AQUARIUS PLATINUM (SA) (CORP SERVICES) (PTY) LIMITED (ASACS), (Aquarius 100%)

Chromite Ore Tailings Retreatment Project (ASACS 50%)

Safety

No accidents were reported during the quarter

Project Development

Construction of the plant was completed during the quarter. Cold commissioning commenced during the first week in December and hot commissioning commenced 17th December 2004. First concentrate was delivered to the smelter on 21st January 2005.

CORPORATE MATTERS

Black Economic Empowerment (BEE)

The BEE transaction announced to shareholders on 26th July 2004 and approved by shareholders in Special General Meeting on 11th October 2004 was formally concluded with the receipt of R860 million in cash by the Aquarius Group on the 29th October 2004.

The transaction has two key components, the first of which is now completed. This saw the BEE consortium, led by Savannah Resources (Pty) Limited, subscribe for a 29.5% shareholding in the enlarged share capital of AQPSA. Concurrently Impala Platinum Holdings Limited (Impala) acquired an additional holding in AQPSA from Aquarius to increase their shareholding to 20% in AQPSA following the dilution resulting from the issue of the new shares in AQPSA to the BEE consortium. At this time, the shareholdings in AQPSA are as follows:

- 50.5% interest by AQP;
- 29.5% by the Savannah consortium; and
- 20% held by Impala.

The consideration paid by Impala amounted to R71.5 million, which was settled by the cession of R71.5 million of interest bearing loan account to Aquarius. At the time of the BEE transaction,

82-3097


AQUARIUS
PLATINUM LIMITED

AQPSA had an interest bearing loan of over R93 million (both principal and accumulated interest) to Impala. Following cession of R71.5 million of the loan to Aquarius, AQPSA settled the outstanding balance of the loan in cash.

The final component of the transaction will in time and subject to the conditions detailed in the notice of meeting to shareholders of 17th September 2004, see the Savannah consortium's 29.5% holding in AQPSA be exchanged for 24,599,542 new Aquarius shares. Following this exchange, Aquarius will hold 80% of AQPSA and Savannah consortium constituent members will hold approximately 23% of the enlarged share capital of Aquarius.

In terms of the BEE transaction agreements, Aquarius has invited the Savannah consortium to nominate a non-executive director to the Board of Director's of Aquarius and to nominate three non-executive directors to the Board of Director's of AQPSA.

JSE Securities Exchange South Africa

Under revised exchange control regulations announced by South African Finance Minister, the Honourable Trevor Manuel in February 2004, Aquarius became the first foreign company to list its shares on the JSE. Listing on 8 December 2004, to fulfil the company's obligations to its empowerment partners, trade has been light to date. Steps to improve liquidity are in progress.

Cash balances / Debt

Aquarius Group cash balances at 31 December 2004 were $137 million, after the reduction in debt at AQPSA by R250 million in terms of an offset arrangement with Investec / ABSA.

Shortly before the close of the quarter, AQPSA signed an agreement with Investec / ABSA to create an innovative cash balance management offset mechanism in respect of its existing term debt facility. AQPSA is permitted to deposit its cash (up to the outstanding balance of the debt facility) in order to reduce its interest expense for the period that the cash is on deposit with the banks. An amount of R250 million has been placed on deposit with the banks, thereby reducing the Investec/ABSA debt balance to R112 million. Funds will be re-advanced by the banks, without limitation at AQPSA's request, up to the limits of the original facility. These funds are anticipated to remain on deposit until the end of the calendar year.

Approval of long term incentive and bonus plan

During the quarter the long term incentive plan and option plan and an amendment to terms of existing options granted was approved by shareholders.

82-3097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 DECEMBER 2004

Kroondal 100%		Current	Previous	+/- %	YTD	Prev Corr	+/- %
	Unit	Quarter Dec 2004	Quarter Sept 2004	Quarter on Quarter	6 months to Dec 2004	6 months to Dec 2003	12 months Ytd
Safety							
DIIR	Rate/200,000 man hours	0.38	0.94	(60)	0.66	1.52	(57)
Revenue Gross Revenue	R'M	263	257	2	521	412	26
PGM basket Price	$/oz	700	672	4	686	550	25
Gross cash margin	%	40	36	11	38	50	(24)
Nickel Price	$/lb	6.38	6.36	0	6.37	4.94	29
Copper Price	$/lb	1.40	1.29	9	1.35	0.86	56
Ave R/$ rate		6.11	6.34	(4)	6.23	7.05	(12)
Cash Costs							
Per ROM ton	R/ton	181	189	(4)	185	133	39
	$/ton	30	30	(1)	30	19	56
Per PGM ounce	R/oz	2,224	2,436	(9)	2,323	1,727	35
	$/oz	364	384	(5)	373	245	52
Per PGM ounce after by product credit	R/oz	2,129	2,333	(9)	2,231	1,654	35
	$/oz	348	368	(5)	357	235	52
Capital expenditure							
Current	R'000s	42.14	1,455	-	1,497	25,260	(94)
	$'000s	6.90	229	-	236	3,586	(93)
Expansion	R'000s	197,927	115,420	71	313,347	-	-
	$'000s	32,394	18,199	78	50,593	-	-
Mining Processed							
Underground	ROM Ton '000	792	803	(1)	1,595	1,379	16
Open Pit	ROM Ton '000	86	65	32	151	152	(1)
Total	**ROM Ton '000**	**878**	**868**	**1**	**1,746**	**1,531**	**14**
Grade							
Plant Head	g/t	3.15	3.02	4	3.09	3.14	(2)
Recoveries	%	80%	80%	(0)	80%	75%	7
PGM Production							
Platinum	Ozs	42,659	40,389	6	83,048	71,402	16
Palladium	Ozs	20,815	19,471	7	40,286	33,637	20
Rhodium	Ozs	7,723	7,285	6	15,008	12,198	23
Gold	Ozs	326	341	(5)	667	527	27
Total	**Ozs**	**71,523**	**67,486**	**6**	**139,009**	**117,764**	**18**
Base Metals Production							
Nickel	Tonnes	67	63	6	130	98	33
Copper	Tonnes	30	27	11	57	46	24
Chromite	Tonnes (000)	69	50	38	119	145	(18)

82-5097


AQUARIUS PLATINUM LIMITED

QUARTERLY REPORT 31 DECEMBER 2004

Marikana		Current	Previous	+/- %	YTD	Prev Corr	+/- %
	Unit	Quarter Dec 2004	Quarter Sept 2004	Quarter on Quarter	6 months to Dec 2004	6 months to Dec 2003	12 months Ytd
Safety							
DIIR	Rate/200,000 man hours	0.70	0.80	(13)	0.75	0.69	9
Revenue							
Gross Revenue	R'M	83	82	2	165	182	(9)
PGM basket Price	$/oz	690	685	1	688	579	19
Gross cash margin	%	(22)	(38)	(42)	(30)	2	n/a
Nickel Price	$/lb	6.38	6.35	1	6.36	4.94	29
Copper Price	$/lb	1.40	1.29	9	1.35	0.86	57
Ave R/$ rate		6.11	6.34	(4)	6.23	7.05	(12)
Cash Costs							
Per ROM ton	R/ton	280	282	(0)	281	230	22
	$/ton	46	44	(5)	45	33	37
Per PGM ounce	R/oz	4,248	5,198	(18)	4,699	3,631	29
	$/oz	695	820	(15)	755	515	47
Per PGM ounce after by product credit	R/oz	4,077	5,100	(20)	4,588	3,582	28
	$/oz	667	804	(17)	737	508	45
Capital expenditure							
Current	R'000s	2,048	5,100	(60)	7,148	3,228	121
	$'000s	335	804	(58)	1,148	458	151
Expansion	R'000s	-	-		-	15,826	-
	$'000s	-	-		-	2,245	-
Processed							
Underground	ROM Ton '000	-	-		-	-	-
Open Pit	ROM Ton '000	364	400	(9)	764	774	(1)
Total	**ROM Ton '000**	**364**	**400**	**(9)**	**764**	**774**	**(1)**
Grade							
Plant Head	g/t	3.79	3.72	2	3.75	3.77	(0)
Recoveries	%	54%	45%	19	50%	52%	(4)
PGM Production							
Platinum	Ozs	15,808	13,937	13	29,745	32,233	(8)
Palladium	Ozs	6,214	6,039	3	12,253	13,029	(6)
Rhodium	Ozs	1,800	1,509	19	3,309	3,421	(3)
Gold	Ozs	197	209	(6)	406	426	(5)
Total	**Ozs**	**24,019**	**21,694**	**11**	**45,713**	**49,109**	**(7)**
Base Metals Production							
Nickel	Tonnes	26	23	12	49	50	(1)
Copper	Tonnes	13	13	2	26	29	(11)
Chromite	Tonnes (000)	63	61	3	124	10	-

82-5097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 DECEMBER 2004

Mimosa 100%		Current	Previous	+/- %	YTD	Prev. Corr	+/- %	Rolling
	Unit	Quarter Dec 2004	Quarter Sep 2004	Quarter on Quarter	6 months to Dec 2004	6 months Dec 2003	6 months Ytd	12 months to Dec 2004
Safety								
DIFR	Rate/200,000 man hours	0.29	0.54	(46)	0.40	0.45	(11)	0.49
Revenue								
Gross Revenue	R'M	20.1	20	1	40	34	17	78
PGM basket Price	$/oz	588	571	3	580	502	16	578
Gross cash margin	%	63	62	2	62	70	(11)	62
Nickel Price	$/lb	6.17	6.06	2	6.11	5.31	15	6
Copper Price	$/lb	1.20	0.97	24	1.08	0.80	35	1.10
Cash Costs								
Per ROM ton	$/ton	31	29	7	29	19	53	29
Per PGM ounce	$/oz	342	321	7	319	202	58	319
Per PGM ounce after by-product credit	$/oz	124	111	12	105	20	425	106
Capital expenditure								
Current	$'000s	3,504	5,650	(38)	9,154	4,195	118	14,246
Expansion	$'000s	335	321	4	656	3,212	(80)	1,701
Mining								
Underground	ROM Ton '000	326	329	(1)	656	665	(1)	1,320
Grade								
Plant Head	g/t	3.65	3.68	(1)	3.66	3.75	(2)	3.71
Recoveries	%	76.6	77.0	(1)	76.9	76.0	1	75.6
PGM Production								
Platinum	Ozs	15,557	15,727	(1)	31,284	32,123	(3)	60,584
Palladium	**Ozs**	11,514	11,562	(0)	23,076	23,174	(0)	44,599
Rhodium	Ozs	1,198	1,210	(1)	2,408	2,568	(6)	4,876
Gold	Ozs	2,117	2,109	0	4,226	4,097	3	8,363
Total	Ozs	**30,386**	**30,608**	**(1)**	**60,994**	**61,962**	**(2)**	**118,422**
Base Metals Production								
Nickel	Tonnes	444	447	(1)	891	883	1	1,716
Copper	Tonnes	374	362	3	736	734	0	1,405
Cobalt	Tonnes	13	14	(7)	26	27	(4)	52

82-5097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 DECEMBER 2004

Aquarius Platinum Limited

Board of Directors

Nicholas Sibley	Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Edward Haslam	Non-executive
Catherine Markus	Non-executive
Sir William Purves	Non-executive
Patrick Quirk	Non-executive

Company Secretary
Willi Boehm

Issued Capital
At 31 December 2004, the Company had on issue:
82,753,892 fully paid ordinary shares
4,027,929 unlisted options

Substantial Shareholders 31 December 2004	No. of Shares	Percentage
Impala Platinum Holdings Ltd	7,141,966	8.63 %
J P Morgan Nominees Australia Limited	5,512,590	6.66 %
ANZ Nominees Limited	5,222,040	6.31 %
Chase Nominees Limited (FISL)	4,684,626	5.66 %

Broker (ASX)
Euroz Securities
Level 14, The Quadrant
1 William Street
Perth WA 6000
Telephone: +61 8 9488 1400
Fax: +61 8 9488 1478

Broker (LSE)
Numis Securities
Cheapside House
138 Cheapside
London EC2V 6LH
Telephone: +44 20 7776 1500
Facsimile: +44 20 7776 1550

Sponsor in South Africa (JSE)
Nedbank Capital
135 Rivonia Road
Sandown, Sandton, 2196
Telephone: +27 (0) 11 294 3601

82-3097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 DECEMBER 2004

Aquarius Platinum (South Africa) (Proprietary) Ltd.
50.5% Owned
Registration Number 2000/000341/07
(Incorporated in the Republic of South Africa)

The Great Wall Group Building
Block A, 1st Floor
5 Skeen Boulevard
Bedfordview South Africa 2007
P O Box 1282
Bedfordview South Africa 2009
Telephone: +27 11 455 2050
Facsimile: +27 11 455 2095
Email: info@aquariussa.co.za

Aquarius Platinum Corporate Services Pty Ltd
100% Owned
ACN 094 425 555
(Incorporated in Australia)

Level 4, Suite 5
South Shore Centre
85 The Esplanade
South Perth Western Australia 6151
Telephone: +61 (8) 9367 5211
Facsimile: +61 (8) 9367 5233
Email: info@aquariusplatinum.com

Management

Stuart Murray	Executive Chairman
Gert Ackerman	Managing Director
Ayanda Khumalo	Finance Director
Gordon Ramsay	Projects Director
Neil Collett	General Manager P&SA Project
Gabriel de Wet	General Manager Engineering
Graham Ferreira	General Manager Finance
Hugo Holl	General Manager Everest
Rob Mallinson	General Manager Marikana
Phil Rooke	General Manager Metallurgy & New Projects
Hulme Scholes	General Manager Commercial & Legal / Company Secretary
Dave Starley	General Manager Kroondal

82-5097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 DECEMBER 2004

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ASACS	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
DIFR	Disabling Injury Frequency Rate - being the number of lost time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 200,000 man-hours worked
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
g/t	Grams per tonne, measurement unit of grade (1 g/t = 1 part per million)
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine
Mimosa	Mimosa Mining Company (Private) Limited or Mimosa Platinum Mine
NOSA	National Occupational Safety Association
PGE(s)(6E)	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) and Os (osmium).
PGM(s) (4E)	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt (platinum), Pd (palladium) and Rh (rhodium) being the most economic platinoids in the UG2 and Great Dyke reefs.
P&SA	Pooling & Sharing Agreement between AQPSA and RPM Ltd in respect of Kroondal
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), GB Mining and Exploration (SA) (Pty) Limited (GB) and Sylvania South Africa (Pty) Ltd (SLVSA).
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1 000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex in South Africa
$	United States Dollar
Z$	Zimbabwe Dollar

82-5097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 DECEMBER 2004

Further information please visit our website www.aquariusplatinum.com *or*

Contact:

In Australia:

Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0) 8 9367 5211

In United Kingdom:

Nick Bias
Buck-Bias Limited
+ 44 (0) 7887 920 530

Alex Buck
Buck-Bias Limited
+44 (0) 7932 740 452

In South Africa:

Charmane Russell
Russell & Associates
+27 (0) 11 880 3924 / +27 (0) 82 376 2327

82-5097



27 January 2005

NEW LOW-COST OUNCES AS CHROMITE TAILINGS RETREATMENT PROJECT ENTERS PRODUCTION

Aquarius Platinum Limited ("Aquarius" or "The Company") is pleased to announce that that the Chromite Tailings Retreatment Project produced its first concentrate on 21st January 2005. The project will provide additional new ounces to the Aquarius portfolio, demonstrating the company's innovative approach to providing low-cost growth.

The project is located at the Kroondal Platinum Mine to treat old dumps and current tailings streams derived from the beneficiation processes employed by the neighbouring chromite miners in the Kroondal area. In addition there will be a clean up of old dumps on the Kroondal property derived from early chromite activities, thus furthering Aquarius' commitment to sound environmental practice.

Commenting on the first production, Stuart Murray, Chief Executive Officer of Aquarius Platinum said "In less than one year, we have delivered an innovative operation providing new low-cost PGM ounces. Despite delayed tailings shipments from our neighbours due to Christmas shutdowns, I am delighted that the project is now up and running. It is expected to produce 28,000 PGM ounces per annum at steady state production."

The project is owned by the RK1 Consortium, comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited, a wholly owned subsidiary of Aquarius, GB Mining & Exploration (SA) (Pty) Limited and Sylvania South Africa (Pty) Ltd. Aquarius holds a participation interest of 50%, with the partners holding 25% each. In addition, as the consortium has contracted Aquarius Platinum (South Africa) (Pty) Ltd to operate the project, a management fee will be earned.

The operation will treat 20,000 tonnes of chromite tailings a month, at an average grade of 4 g/t PGM, equating to approximately 20,000 PGM ounces in the 2005 calendar year (Aquarius attributable 50%). This will rise to 28,000 PGM ounces a year (Aquarius attributable 50%) from year two, with the life of operation extending, similar to Kroondal itself, to 2017.

82-5097


AQUARIUS
PLATINUM LIMITED

Average cash costs are forecast at R80 per tonne and US$180 per PGM ounce in year one, reducing as economies of scale kick-in to R76 per tonne and US$170 per PGM ounce in subsequent years. Some small volatility in costs should be expected as the percentage of dump feed material which incurs additional transport costs varies. As such, a rolling-average cost will be used to present costs at this operation.

In line with capital expenditure forecast in March 2004 when the project was announced, total project expenditure totalled US$5 million, of which Aquarius funded its portion of US$3.2 million from internal cash flows.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
BuckBias Ltd
+ 44 7887 920 530

Alex Buck
BuckBias Ltd
+44 7932 740 452

In South Africa:
Charmane Russell
Russell & Associates
+27 11 880 3924

or visit: **www.aquariusplatinum.com**

82-5097



AQUARIUS
PLATINUM LIMITED

24 January 2005

Results Advisory
Quarterly Report for the period ended
31 December 2004

Aquarius Platinum Limited wishes to advise that the company's Second Quarter 2004 Production Results will be released on Thursday 27 January.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In United Kingdom:
Nick Bias
BuckBias Ltd
+ 44 7887 920 530

Alex Buck
Buck Bias Ltd
+44 7932 740 452

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

Kerry Sher
Nedbank Capital
+27 11 294 3601

or visit: **www.aquariusplatinum.com**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas Sibley
Date of last notice	17/12/04

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The registered holder is Sefton Park Ltd, a company in which Mr Sibley is a director and has a 50% equity interest.
Date of change	(a) 21/12/04 (b) 22/12/04
No. of securities held prior to change	748,000
Class	Ordinary
Number acquired	(a) 12,000 (b) 10,000
Number disposed	–
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(a) $A5.50 per share (b) £1.905 per share
No. of securities held after change	770,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

82-5097

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas Sibley
Date of last notice	26/11 /04

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The registered holder is Sefton Park Ltd, a company in which Mr Sibley is a director and has a 50% equity interest.
Date of change	14/12/04
No. of securities held prior to change	741,459
Class	Ordinary
Number acquired	6,541
Number disposed	–
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	£2.05 per share
No. of securities held after change	748,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

82-5097

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

82-5097


AQUARIUS
PLATINUM LIMITED

13th December 2004

AQUARIUS PLATINUM LIMITED
MIMOSA MINING COMPANY: REDUCTION IN COMPANY TAX RATE

Aquarius Platinum Limited (Aquarius or the Company) is pleased to announce that following gazetting of the Government of Zimbabwe's Finance Act, 2004, the corporate tax rate in Zimbabwe has been reduced to 15% from 20%. The introduction of this tax rate which will be effective and backdated to 1st January 2004 is applicable to Aquarius' 50% owned Mimosa Mining Company (Pty) Limited.

Commenting on this development, Stuart Murray, CEO of Aquarius Platinum says " I welcome the introduction of the lower tax rate. This tax rate adjustment was an undertaking of the Ministry of Mines and Energy some time ago and was designed to encourage the investment in the expansion of the Mimosa Mine. We are pleased that this is now in place."

Further to the tax rate development, the Company continues both through the Mimosa Mine management and directly, to engage the Reserve Bank of Zimbabwe Governor with respect to the management of foreign currency flows into and out of Mimosa Mining Company. The Governor recently invited participants in the Zimbabwean platinum industry to a meeting in Johannesburg where he outlined certain of his ideas to stimulate the sector. The Governor requested proposals from the participants and the Company is engaging with the Governor's office to produce a win-win arrangement with respect to the management of foreign currency flows into and out of Mimosa Mining Company.

Further information please contact: **www.aquariusplatinum.com**

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (8) 9367 5211

In United Kingdom:

Nick Bias
Buck-Bias Limited
+ 44 (0) 7887 920 530

Alex Buck
Buck-Bias Limited
+44 (0) 7932 740 452

In South Africa:
Charmane Russell
Russell & Associates
+27 11 880 3924 / +27 82 376 2327

Note to editors:

The Mimosa Mine will move its month-end cut-off for production and accounting purposes to the 21st of the calendar month from the current 28th of the calendar month. This move will harmonise the month-end cut-offs across the Aquarius group. As a consequence the current production quarter and production half-year for the Mimosa mine will be shortened by 7 days.


AQUARIUS
PLATINUM LIMITED

8 December 2004

JOINT ANNOUNCEMENT

AQUARIUS PLATINUM LIMITED / JSE SECURITIES EXCHANGE SOUTH AFRICA

First foreign listing on the JSE

Today, the Main Board of the JSE Securities Exchange South Africa (JSE) acquired its first foreign listing, Aquarius Platinum Limited, under recently relaxed exchange control regulations. The company was heralded onto the JSE with the pouring of a traditional African brew onto the noses of the bull and bear statue at the Exchange.

Nicky Newton-King, deputy CEO of the JSE said, "I am delighted to welcome Aquarius Platinum to the JSE. It has taken some time to achieve our goal of opening up our market to international companies. This opens up possibilities as well for other companies operating in Africa. It is also fitting that the first company to list on our Main Board is from the resources sector, a significant contributor to the South African economy.

Foreign listings became possible after Finance Minister, Trevor Manuel's announcement in February this year of the South African government's decision to relax the rules for non-South African registered companies, allowing them to obtain a listing on the JSE. The intention is to promote foreign investment into South Africa.

Stuart Murray, CEO of Aquarius Platinum says, "Today is an important milestone in the history of our company and I am delighted that South African investors now have the opportunity to invest in Aquarius Platinum's successes and innovative growth, and look forward to welcoming them as shareholders.

"Our former subsidiary Kroondal Platinum Mines was one of the most successful listings on the JSE but, when it was re-absorbed into the Aquarius Platinum group, regulations at that time did not allow for a dual listing. As a result, many potential South African shareholders missed out on the phenomenal growth of this company. Going forward though, South African investors are now in a position, on a par with our shareholders through the Australian and London stock exchanges, to share in our continued growth."

Aquarius Platinum is a fast-growing platinum group metals (PGM) producer with operations in South Africa and Zimbabwe. The company's primary listing is on the Australian Stock Exchange, with a secondary listing on the London Stock Exchange and a Level 1 American Depository Receipt programme in the United States. The company's market capitalisation was GBP194 million on 1 December 2004, based on an LSE closing price of GBP2.34 per Aquarius common share on that date. The equivalent market capitalisation is ZAR2.15 billion, at an exchange rate of ZAR11.08/GBP.

82-5097

Aquarius Platinum recently completed a landmark Black Economic Empowerment (BEE) transaction with a broad-based consortium comprising historically disadvantaged South Africans. The consortium, led by Savannah Resources, acquired a 29.5% stake in Aquarius Platinum subsidiary, Aquarius Platinum (South Africa) for R860 million. The transaction proceeds will be used to fund the development of the group's new mine, Everest. This transaction makes Aquarius Platinum fully compliant with the equity component of the South African Mining Charter.

The listing of Aquarius Platinum Limited on the JSE, will enable Savannah to convert its holding in Aquarius Platinum (South Africa) into JSE-traded Aquarius Platinum shares. This conversion is contingent on Aquarius Platinum successfully obtaining new order mining rights for its South African operations.

Murray continues, "Despite the pressures on profit margins as a result of the weak dollar, and in the absence of unexpected adverse circumstances, the company should deliver sustainable growth and profitability to shareholders in the future."

Noah Greenhill, responsible for business development at the JSE commented: "The JSE lobbied government for some time to facilitate a smooth entry of foreign companies onto the JSE. This has now been made possible by Trevor Manuel's announcement in February along with further concessions for investors announced in the Ministry of Finance's medium-term policy statement in October. Consequently there is now no limit on the amount that South Africans can invest in foreign companies listed on the JSE. We believe that the JSE is creating excellent opportunities for the South African investment public.

"Several foreign companies have expressed interest in a JSE listing and we expect to make further international listing announcements shortly."

Further information please contact: **www.aquariusplatinum.com**

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (8) 9367 5211

In United Kingdom:

Nick Bias
Buck-Bias Limited
+ 44 (0) 7887 920 530

Alex Buck
Buck-Bias Limited
+44 (0) 7932 740 452

In South Africa:
Charmane Russell
Russell & Associates
+27 11 880 3924 / +27 82 376 2327

82-5097



8 December 2004

RESULTS – ANNUAL GENERAL MEETING

We advise the following ordinary resolutions placed before shareholders at the Annual General Meeting of Aquarius Platinum Limited on 6 December 2004 were approved as follows:

1. Resolution 1 – Re-election of Mr Patrick Quirk

To consider and, if thought fit, to pass, the following resolution:

"That Mr Patrick Quirk, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

In Favour: 36,500,083	*Against: 0*	*Abstain: 2,188,900*

2. Resolution 2 – Re-election of Ms Catherine Markus

To consider and, if thought fit, to pass, the following resolution:

"That Ms Catherine Markus, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers herself for re-election, be re-elected as a Director."

In Favour: 35,162,612	*Against: 1,019,606*	*Abstain: 2,506,765*

3. Resolution 3 – Re-election of Sir William Purves

To consider, and if thought fit, to pass, the following resolution:

"That Sir William Purves, who was appointed a director of the Company to fill a casual vacancy on 31 January 2004, retires in accordance with the ASX Listing Rules and being eligible, offers himself for re-election, be re-elected as a Director."

In Favour: 36,500,083	*Against: 0*	*Abstain: 2,188,900*

4. Resolution 4 – Re-election of Mr David Dix

To consider, and if thought fit, to pass, the following resolution:

"That Mr David Dix, who was appointed a director of the Company to fill a casual vacancy on 31 March 2004, retires in accordance with the ASX Listing Rules and being eligible, offers himself for re-election, be re-elected as a Director."

In Favour: 38,674,236	*Against: 0*	*Abstain: 14,747*

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5. **Resolution 5 – Re-election of Mr Edward Haslam**

To consider, and if thought fit, to pass, the following resolution:

"That Mr Edward Haslam, who was appointed a director of the Company to fill a casual vacancy on 1 May 2004, retires in accordance with the ASX Listing Rules and being eligible, offers himself for re-election, be re-elected as a Director."

In Favour: 38,674,236	*Against: 0*	*Abstain: 14,747*

6. **Resolution 6 - Re-appointment of Auditor**

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, Messrs Ernst & Young of Perth, Western Australia, be and are hereby appointed as Auditors of the Company until the conclusion of the next annual general meeting at a fee to be agreed by the Directors."

In Favour: 38,674,236	*Against: 0*	*Abstain: 14,747*

7. **Resolution 7 - Directors' Fees**

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, for the purposes of Bye-Law 98, ASX Listing Rule 10.17 and for all other purposes, the maximum fees payable to the non-executive directors of the Company be US$500,000 per annum, to be divided amongst the non-executive directors in such proportions and in such manner as they may agree and, in default of agreement, in equal shares."

In Favour: 38,636,705	*Against: 40,634*	*Abstain: 11,644*

8. **Resolution 8 - Establishment of Long Term Incentive Plan and Option Plan and amendment to terms of Existing Options**

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That for the purpose of ASX Listing Rule 7.2, exception 9(b) and for all other purposes, the directors of the Company are authorised to implement and maintain an incentive plan to be called "The Aquarius Platinum Limited Long Term Incentive Plan" and to grant Restricted Awards and issue shares upon the vesting of those Restricted Awards under that plan from time to time upon the terms and conditions specified in the Rules of the Aquarius Platinum Limited Long Term Incentive Plan (the terms and conditions of which are summarised in the Explanatory Memorandum), as exceptions to ASX Listing Rule 7.1 and to implement and maintain a second incentive plan to be called "The Aquarius Platinum Limited Option Plan" and to grant options and issue shares upon the exercise of those options under that plan from time to time upon the terms and conditions specified in the Rules of the Aquarius Platinum Limited Option Plan (the terms and conditions of which are summarised in the Explanatory Memorandum), as exceptions to ASX Listing Rule 7.1 and for the purpose of ASX Listing Rule 6.23.4 and for all other purposes, the terms of outstanding options granted by the Company under the Company's 2001 Option Plan (other than the exercise price and expiry date) be amended so that they are consistent with the terms of the options to be granted under the Aquarius Platinum Limited Option Plan from time to time."

In Favour: 25,551,846	*Against: 5,999,583*	*Abstain: 7,137,554*

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Further information please contact: **www.aquariusplatinum.com**

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (8) 9367 5211

In United Kingdom:

Nick Bias
Buck-Bias Limited
+ 44 (0) 7887 920 530

In United Kingdom:

Alex Buck
Buck-Bias Limited
+44 (0) 7932 740 452

In South Africa:
Charmane Russell
Russell & Associates
+27 11 880 3924 / +27 82 376 2327

In South Africa:
Kerry Sher
Nedbank Capital
+27 11 294 3601

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Options granted pursuant to the Aquarius Platinum Limited Option Plan "Option Plan").
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,189 unlisted options granted under the Aquarius Platinum Limited Option Plan.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The Options granted under the Option Plan are exercisable at £2.92 on or before (seven years from the date of their grant) in three tranches: (a) One third of the Options are exercisable 2.5 years after the date of their grant; (b) One third of the Options are exercisable 3.5 years after the date of their grant; and (c) One third of the Options are exercisable 4.5 years after the date of their grant.

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4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The Options granted under the Option Plan will not participate in dividends or interest until shares are issued upon exercise of the options.
5	Issue price or consideration	The Options granted under the Option Plan were granted for no consideration.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the Aquarius Platinum Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 December 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
82,753,892	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,715,000	Unlisted options expiring 26/10/11
133,333	Unlisted options expiring 02/10/12
380,000	Unlisted options expiring 21/11/13
1,093,967	Unlisted options expiring 11/06/11
209,865	Unlisted options expiring 11/10/11
495,764	Unlisted options expiring 02/11/11

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10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

+ See chapter 19 for defined terms.

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Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..

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2nd December 2004

AQUARIUS PLATINUM LIMITED
LISTING ON THE JSE SECURITIES EXCHANGE SOUTH AFRICA

Aquarius Platinum Limited (Aquarius or the Company) announces that the JSE Securities Exchange South Africa (JSE) has agreed to the listing of the entire issued common share capital of Aquarius in the "Resources, Mining – Platinum" sector of the JSE list under the abbreviated name "Aquarius", with effect from the commencement of business on Wednesday 8th December 2004. The share code on the JSE will be AQP.ZA.

South African Finance Minister, Mr Trevor Manuel, announced in February this year the South African government's decision to relax the rules for non-South African registered companies, allowing them to obtain a secondary listing on the JSE, hence promoting foreign investment into South Africa.

In line with this new dispensation for inward bound dual listings of foreign companies, Aquarius is the first foreign company listing on the JSE. Aquarius is not raising any new equity with this listing, which is being done by way of introduction.

Stuart Murray, CEO of Aquarius says "The decision by the South African government to relax its foreign exchange rules is welcomed by the Company. The listing on the JSE will increase our investor base by providing South Africans with the opportunity to invest in Aquarius."

Aquarius' primary listing is on the Australian Stock Exchange, with a secondary listing on the London Stock Exchange and a Level 1 American Depository Receipt program in the United States.

The abridged version of the pre-listing statement as released on the JSE today is attached to this announcement.

Further information please contact: **www.aquariusplatinum.com**

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (8) 9367 5211

In United Kingdom:

Nick Bias
Buck-Bias Limited
+ 44 (0) 7887 920 530

Alex Buck
Buck-Bias Limited
+44 (0) 7932 740 452

In South Africa:
Charmane Russell
Russell & Associates
+27 11 880 3924 / +27 82 376 2327

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AQUARIUS PLATINUM LIMITED
(Incorporated in Bermuda)
(Registration number EC26290)
Share code on the JSE Securities Exchange South Africa: AQP ISIN: BMG0440M1029
Share code on the Australian Stock Exchange: AQP.AX ISIN: BMG0440M1029
Share code on the London Stock Exchange: AQP.L ISIN: BMG0440M1029
Share code in the United States Over-the-Counter market: AQPTY ISIN:US03840M2089
("Aquarius" or "the company")

ABRIDGED PRE-LISTING STATEMENT
Inward dual listing of Aquarius' common shares on the JSE Securities Exchange South Africa ("the JSE")

This abridged Pre-listing Statement is not an invitation to the public to subscribe for or an offer to the public to purchase shares in Aquarius, but is issued in compliance with the Listings Requirements of the JSE for the purpose of providing information to the public with regard to Aquarius.

This announcement contains the salient information in respect of Aquarius, which is more fully described in the detailed Pre-listing Statement. For a full appreciation of Aquarius and its business, the detailed Pre-listing Statement, which is available on request as set out in paragraph 9 below, should be read in its entirety.

The JSE has agreed to the listing by way of an introduction of the entire issued common share capital of Aquarius in the "Resources, Mining – Platinum" sector of the JSE list under the abbreviated name "Aquarius" with effect from the commencement of business on Wednesday, 8 December 2004.

---

1. INTRODUCTION

The Aquarius group is a focused platinum group metals ("PGM") producer with operations situated in South Africa and Zimbabwe. Its principal activities are the exploration, development and acquisition of PGM projects and the mining of PGM.

Aquarius currently has a primary listing on the Australian Stock Exchange and a secondary listing on the main board of the London Stock Exchange ("LSE"). In addition, Aquarius American Depository Receipts, each comprising two Aquarius common shares, are quoted and traded in the United States Over-the-Counter market in terms of a sponsored level 1 American Depository Receipt program.

The market capitalisation of Aquarius on 1 December 2004 was GBP194 million, based on an LSE closing price of GBP2.34 per Aquarius common share on such date. This translates to an equivalent market capitalisation of ZAR2,150 million for Aquarius on such date, applying an exchange rate of ZAR11.08/GBP.

Aquarius will be the first company to obtain a secondary listing of its common shares on the JSE as an "African company" in terms of the provisions of circular D441 published by the Exchange Control Department of the South African Reserve Bank ("Exchange Control") on 17 September 2004.

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2. PURPOSE OF LISTING ON JSE

The main purposes of the secondary listing of Aquarius' common shares on the JSE are to:

- provide a further funding mechanism through which Aquarius can structure and fund opportunities in the PGM sector in both South Africa and Southern Africa, thereby facilitating growth;
- assist in the execution of a Black Economic Empowerment transaction that has been concluded recently between the Aquarius group and a Black Economic Empowerment consortium headed by Savannah Resources (Proprietary) Limited ("the BEE consortium"), as set out in paragraph 4 below ("the BEE transaction");
- enhance South African investors' awareness of Aquarius, thereby enlarging Aquarius' investor base and increasing trade in its shares; and
- facilitate direct investment by South African residents in Aquarius.

3. NATURE OF BUSINESS AND CORPORATE STRUCTURE

3.1 Overview

In South Africa, the Aquarius group conducts its operations principally through Aquarius Platinum (South Africa) (Proprietary) Limited ("AQPSA"). AQPSA will be a 50.5% owned subsidiary of Aquarius after the disposal by Aquarius of a 2.14% equity interest in AQPSA to Impala Platinum Holdings Limited ("Implats"), in terms of an agreement dated 3 September 2004 ("the disposal to Implats"). Implats will hold 20.0% of AQPSA pursuant to the disposal to Implats, which is subject to Exchange Control approval, while the BEE consortium holds 29.5% of AQPSA pursuant to the BEE transaction.

AQPSA's assets comprise primarily:

- Kroondal and Marikana, which are operational PGM mines;
- Everest, a PGM development project for which a bankable feasibility study has been completed and for which all the necessary regulatory permissions and consents to commence mining have been obtained; and
- Everest North and Chieftains Plain, which are PGM exploration projects.

Aquarius, through its wholly-owned subsidiary Aquarius Platinum (South Africa) Corporate Services (Proprietary) Limited ("ASACS"), holds a 50% interest in a consortium which is undertaking the RK1 project comprising the processing of PGM bearing tailing dumps.

In Zimbabwe, Aquarius holds a 50% interest in Mimosa Investments Limited ("Mimosa Investments"), with Implats holding the remaining interest of 50%. Mimosa Investments, through its indirect, wholly-owned subsidiary Mimosa Mining Company (Private) Limited, owns and operates Mimosa, a PGM mine located on the Great Dyke in Central Zimbabwe.

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3.2 Corporate structure

The corporate structure of the Aquarius group is detailed in the diagram below:



Aquarius
50.5%*
50%
100%
AQPSA
Mimosa Investments
ASACS
100%
50%
Kroondal (50%)
Marikana (100%)
Everest (100%)
Everest North (100%)
Mimosa Holdings (Private) Limited
RK1 consortium
100%
Mimosa Mining Company (Private) Limited
RK1 project (100%)
Mimosa (100%)

* Pursuant to the disposal to Implats. Upon implementation of the AQPSA share sale as set out in paragraph 4.2 and the Aquarius subscription as set out in paragraph 4.3, Aquarius' equity interest in AQPSA will increase to 80.00% and the BEE consortium will hold 22.91% of the increased issued share capital of Aquarius

3.3 Kroondal

The commissioning of Kroondal in August 1999 established Aquarius as a PGM producer. Kroondal represents the Aquarius group's primary operation. After full implementation of a pooling and sharing agreement between AQPSA and Rustenburg Platinum Mines Limited ("the pooling and sharing agreement"), production from Kroondal will increase from 240,000 PGM ounces per annum to 500,000 PGM ounces per annum by 2006, while mine life will be extended by eight years to 2016. In terms of the pooling and sharing agreement, which became effective on 1 November 2003, AQPSA participates in 50% of the enlarged Kroondal's production.

3.4 Marikana

Marikana was commissioned in late 2002, and represents the Aquarius group's second project. At full production rate, the mine is expected to produce approximately 130,000 PGM ounces per annum.

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3.5 Mimosa

With effect from 1 July 2002, Aquarius acquired 50% of Mimosa Investments. Implats holds the remaining interest of 50% in Mimosa Investments, which is jointly controlled by Aquarius and Implats.

Aquarius' interest in Mimosa provides the company with a prime, long-life asset and a foothold on the Great Dyke in Zimbabwe, which is the world's second largest known PGM reserve. At the time of Aquarius' acquisition of 50% of Mimosa Investments, an expansion program was already underway by Implats to increase mine output from 31,000 PGM ounces per annum to 135,000 PGM ounces per annum. There is potential for further low cost expansion to 250,000 PGM ounces per annum.

Mimosa has obtained national project status in Zimbabwe.

3.6 Everest

Everest is the third project of the Aquarius group in South Africa. Its UG2 reserve of 26.79 million tonnes at 3.26 g/t PGM(4E) contains 2.8 million PGM ounces. This is sufficient to ensure a mine life of over 10 years at a planned average production rate of 225,000 PGM ounces per annum, of which 135,000 ounces per annum will be platinum.

The feasibility study for Everest was upgraded to full bankable status in February 2003 and the project was awarded its mining licence in June 2003. This follows the completion of a Competent Person's Report that concluded that the project is technically sound and confirmed the UG2 reserve as set out above.

The BEE transaction has provided AQPSA with the necessary funding for the development of Everest at an estimated cost of ZAR799 million. Construction on the project commenced during November 2004, with full production scheduled for 2006.

4. THE BEE TRANSACTION

4.1 The BEE subscription and acquisition

In terms of a share subscription and sale agreement entered into by Aquarius, AQPSA and the BEE consortium on 16 September 2004 ("the share subscription and sale agreement"), the BEE consortium:

- subscribed for 28.57% of AQPSA's increased issued share capital and advanced related shareholder loans to AQPSA for a cash consideration of ZAR833 million ("the BEE subscription"); and
- acquired 0.93% of AQPSA's increased issued share capital and a related shareholder loan from Aquarius for a cash consideration of ZAR 27 million ("the BEE acquisition"),

resulting in a total BEE shareholding in AQPSA of 29.5%.

The BEE subscription and the BEE acquisition, which became effective on 29 October 2004, ensure that:

- AQPSA effectively complies with the Historically Disadvantaged Person equity ownership requirements of the Mineral and Petroleum Resources Development Act No. 28 of 2002 ("the Mineral Development Act") and the associated Mining Charter, which is one of the prerequisite requirements for the conversion of AQPSA's old order mineral rights to the new rights introduced by the Mineral Development Act; and

- AQPSA has sufficient funds to finance the construction and commissioning of a mine at Everest.

4.2 The AQPSA share sale

In terms of the share subscription and sale agreement, the BEE consortium will dispose of its 29.5% shareholding in AQPSA and the related AQPSA shareholder loans to Aquarius for a cash consideration of ZAR860 million ("the AQPSA share sale"), subject to the resolutive condition that the AQPSA share sale shall cease to be of any force and effect if, *inter alia*, the following events do not occur by 16 September 2009:

- the granting to AQPSA by the South African Minister of Minerals and Energy of the new rights introduced by the Mineral Development Act in respect of its existing old order mineral rights;

- AQPSA satisfying itself that the disposal of the 29.5% equity interest by the BEE consortium to Aquarius will not jeopardise AQPSA's new rights; and

- the BEE consortium obtaining any Exchange Control approvals that may be required to hold Aquarius common shares.

The AQPSA share sale will become effective once, *inter alia*, the above-mentioned events have occurred.

4.3 The Aquarius subscription

In addition, Aquarius, AQPSA and the BEE consortium entered into a subscription agreement on 16 September 2004, in terms of which the BEE consortium will subscribe for 24,599,542 Aquarius common shares, representing 22.91% of the increased issued share capital of Aquarius, for a cash consideration of ZAR860 million ("the Aquarius subscription"). The Aquarius subscription was approved by Aquarius shareholders on 11 October 2004.

The Aquarius subscription will occur simultaneously with the AQPSA share sale and is subject to, *inter alia*, the resolutive condition that the Aquarius subscription will cease to be of any force and effect if the events set out in paragraph 4.2 in relation to the AQPSA share sale do not occur by 16 September 2009. The Aquarius subscription will become effective once, *inter alia*, such events have occurred.

5. FINANCIAL INFORMATION

Set out below are:

- the summarised audited consolidated income statements of the Aquarius group for the three years ended 30 June 2004, 30 June 2003 and 30 June 2002; and

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- the summarised audited consolidated balance sheets of the Aquarius group at 30 June 2004, 30 June 2003 and 30 June 2002.

The aforementioned financial information has been prepared in accordance with the recognition and measurement requirements of International Financial Reporting Standards, which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect.

Consolidated income statements	**Years ended 30 June**		
US$'000	**2004**	**2003**	**2002**
Revenue	191,875	96,862	94,922
Cost of sales	(125,420)	(57,562)	(36,480)
Gross profit before fair value uplift	66,455	39,300	58,442
Amortisation of fair value uplift of mining assets	(4,951)	(11,374)	(11,001)
Gross profit after amortisation of fair value uplift of mining assets	61,504	27,926	47,441
Administrative costs	(6,077)	(4,745)	(2,865)
Other operating costs	(5,636)	(3,033)	(1,653)
Profit from operating activities	49,791	20,148	42,923
Finance costs	(10,661)	(2,040)	(5,557)
Profit from ordinary activities before income tax	39,130	18,108	37,366
Income tax expense	(5,674)	(6,456)	(14,693)
Net profit from ordinary activities	**33,456**	**11,652**	**22,673**
Minority interest	(4,752)	(1,108)	(903)
Net profit	**28,704**	**10,544**	**21,770**
Earnings per share (US cents)			
Basic earnings	35.08	13.22	30.19
Diluted earnings	35.08	13.21	30.19

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Consolidated balance sheets	At 30 June		
US$'000	2004	2003	2002
ASSETS			
Non-current assets			
Receivables	4,627	7,277	6,775
Investments	18	21	90
Property, plant and equipment	132	134	297
Mining assets	356,509	301,954	192,064
Total non-current assets	**361,286**	**309,386**	**199,226**
Current assets			
Cash	77,942	17,001	32,306
Trade and other receivables	23,262	33,082	32,241
Investments	4	522	6
Inventories	10,688	6,249	2,284
Other	44	385	7
Total current assets	**111,940**	**57,239**	**66,844**
Total assets	**473,226**	**366,625**	**266,070**
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	12,413	11,963	10,934
Reserves	149,746	122,103	76,614
Retained earnings	62,816	38,987	33,228
Equity attributable to parent entity	**224,975**	**173,053**	**120,776**
Minority interest	**9,222**	**3,594**	**1,300**
Non-current liabilities			
Payables	59,600	50,066	36,065
Interest bearing liabilities	62,716	56,870	39,479
Deferred tax liabilities	56,917	51,063	42,456
Provisions	18,030	3,091	1,008
Total non-current liabilities	**197,263**	**161,090**	**119,008**
Current liabilities			
Trade and other payables	19,081	16,936	8,657
Interest bearing liabilities	15,555	6,334	8
Current tax liabilities	6,843	5,279	16,383
Provisions	287	339	28
Total current liabilities	**41,766**	**28,888**	**24,986**
Total liabilities	**239,029**	**189,978**	**143,994**
Total equity and liabilities	**473,226**	**366,625**	**266,070**

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6. PROSPECTS

The directors of Aquarius are of the opinion that conditions are likely to remain challenging for as long as the weak United States dollar and slow global economic recovery continues to impact on the South African mining industry. Lower inflation provides some upside but further fuel price increases are likely to affect parts of the Aquarius group's operations, Marikana in particular due to its mechanised fleet.

The Aquarius group looks forward to a continued strong operational performance from Mimosa and a ramp up to full production at Marikana. In addition, Aquarius can look forward to increased production at Kroondal as the pooling and sharing agreement comes on stream.

The Aquarius group will continue to deliver on its projects, which it believes will diversify both the production and geological risks of the business. Most importantly, the focus on costs and cost management in the inflationary environment in which the mining sector operates in South Africa will continue.

In conclusion, continuing growth in production over the 2005 financial year is expected, provided that operational difficulties at Marikana are resolved. The Aquarius group's costs are competitive and the market fundamentals for its metals remain favourable. Aquarius is well positioned within the industry. In the absence of unexpected adverse circumstances, the company should deliver sustainable growth and profitability to shareholders.

7. DIRECTORS

Details of the directors of Aquarius are set out in the table below:

Name, age, and nationality	Business address	Function
Nicholas T Sibley (66) (British)	Clarendon House , 2 Church Street, Hamilton, HMCX, Bermuda	Non-executive chairman
Stuart A Murray (42) (British)	Great Wall Group Building, 5 Skeen Boulevard, Bedfordview, South Africa	Chief executive officer
Patrick D Quirk (56) (Irish)	Clarendon House , 2 Church Street, Hamilton, HMCX, Bermuda	Non-executive director
Catherine E Markus (47) (South African)	3rd Floor, Old Trafford 4, Isle of Houghton, Boundary Road, Houghton, South Africa	Non-executive director
Sir Wiliam Purves (72) (British)	Clarendon House , 2 Church Street, Hamilton, HMCX, Bermuda	Non-executive director
David R Dix (50) (Australian)	Clarendon House , 2 Church Street, Hamilton, HMCX, Bermuda	Non-executive director
G Edward Haslam (60) (British)	Clarendon House , 2 Church Street, Hamilton, HMCX, Bermuda	Non-executive director

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8. SHARE CAPITAL

At the date of listing, the authorised share capital of Aquarius will comprise 530,000,000 common shares with a par value of US$0.15 each, 5 "A" class shares with a par value of US$2,400 each and 50,000,000 preference shares with a par value of US$0.15 each, while the issued share capital of Aquarius will comprise 82,753,892 common shares of US$0.15 each, fully paid.

9. COPIES OF THE DETAILED PRE-LISTING STATEMENT

Copies of the detailed Pre-listing Statement will be available on the Aquarius website www.aquariusplatinum.com and also may be obtained during normal business hours from Monday, 6 December 2004 to Friday, 7 January 2005, both days inclusive, at the following addresses:

- AQPSA, Great Wall Group Building, 5 Skeen Boulevard, Bedfordview;
- Resource Finance Advisors (Proprietary) Limited, 11 Falklands Avenue, Parktown West, Johannesburg;
- Nedbank Capital, 3rd Floor, Corporate Place, 135 Rivonia Road, Sandown, Sandton;
- Werksmans Inc., 155 Fifth Street, Sandown, Sandton; and
- Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg.

Perth, Australia

2 December 2004

Financial advisor **Resource Finance Advisors (Proprietary) Limited**	Sponsor **Nedbank Capital, a division of Nedbank Limited**
Attorneys in South Africa **Werksmans Inc.**	Independent reporting accountants and auditors **Ernst & Young**

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Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas Sibley
Date of last notice	13/08/04

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The registered holder is Sefton Park Ltd, a company in which Mr Sibley is a director and has a 50% equity interest.
Date of change	19/11/04
No. of securities held prior to change	731,459
Class	Ordinary
Number acquired	10,000
Number disposed	–
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	£2.38 per share
No. of securities held after change	741,459

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

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Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stuart Murray
Date of last notice	12 October 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	25 November 2004
No. of securities held prior to change	8,000 shares 834,865 unlisted options
Class	Ordinary Shares
Number acquired	7,000 shares
Number disposed	–
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	£2.35
No. of securities held after change	15,000 shares 834,865 options

+ See chapter 19 for defined terms.

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Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

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Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Dix
Date of last notice	20 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	15 November 2004
No. of securities held prior to change	37,659
Class	Ordinary
Number acquired	12,341
Number disposed	–
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$6.03 per share
No. of securities held after change	50,000

+ See chapter 19 for defined terms.

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Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

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Aquarius Platinum Limited

EXEMPT COMPANY NO. EC26290

ARBN 087 577 893

Notice of Annual General Meeting

and

Explanatory Memorandum

Date of Meeting:	Monday, 6 December 2004
Time of Meeting:	9:00 am
Place of Meeting:	Clarendon House 2 Church Street Hamilton BERMUDA

This Notice of General Meeting and Explanatory Memorandum should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

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AQUARIUS PLATINUM LIMITED

Exempt Company NO. EC26290
ARBN 087 577 893

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an annual general meeting of shareholders of Aquarius Platinum Limited ("**Company**") will be held at 9:00 am on Monday, 6 December 2004 at Clarendon House, 2 Church Street, Hamilton, Bermuda.

The Explanatory Memorandum which accompanies and forms part of this Notice of Annual General Meeting describes the various matters to be considered and contains a glossary of defined terms for terms that are not defined in full in this Notice of Annual General Meeting.

Agenda

1. **Appointment of Chairman of the Meeting**

2. **Confirmation of the Notice and Quorum**

3. **Accounts for the Period Ended 30 June 2004**

   To receive the financial statements, directors' report and auditor's report for the Company and its controlled entities ended 30 June 2004.

4. **Resolution 1 – Re-election of Mr Patrick Quirk**

   To consider and, if thought fit, to pass, the following resolution:

   "That Mr Patrick Quirk, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

5. **Resolution 2 – Re-election of Ms Catherine Markus**

   To consider and, if thought fit, to pass, the following resolution:

   "That Ms Catherine Markus, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers herself for re-election, be re-elected as a Director."

6. **Resolution 3 – Re-election of Sir William Purves**

   To consider, and if thought fit, to pass, the following resolution:

   "That Sir William Purves, who was appointed a director of the Company to fill a casual vacancy on 31 January 2004, retires in accordance with the ASX Listing Rules and being eligible, offers himself for re-election, be re-elected as a Director."

7. **Resolution 4 – Re-election of Mr David Dix**

   To consider, and if thought fit, to pass, the following resolution:

   "That Mr David Dix, who was appointed a director of the Company to fill a casual vacancy on 31 March 2004, retires in accordance with the ASX Listing Rules and being eligible, offers himself for re-election, be re-elected as a Director."

8. **Resolution 5 – Re-election of Mr Edward Haslam**

   To consider, and if thought fit, to pass, the following resolution:

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"That Mr Edward Haslam, who was appointed a director of the Company to fill a casual vacancy on 1 May 2004, retires in accordance with the ASX Listing Rules and being eligible, offers himself for re-election, be re-elected as a Director."

9. Resolution 6 - Re-appointment of Auditor

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, Messrs Ernst & Young of Perth, Western Australia, be and are hereby appointed as Auditors of the Company until the conclusion of the next annual general meeting at a fee to be agreed by the Directors."

10. Resolution 7 - Directors' Fees

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, for the purposes of Bye-Law 98, ASX Listing Rule 10.17 and for all other purposes, the maximum fees payable to the non-executive directors of the Company be US$500,000 per annum, to be divided amongst the non-executive directors in such proportions and in such manner as they may agree and, in default of agreement, in equal shares."

The Company will disregard any votes cast on this resolution by a director of the Company and any associate of such director. However, the Company need not disregard a vote if it is cast by a director as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

11. Resolution 8 - Establishment of Long Term Incentive Plan and Option Plan and amendment to terms of Existing Options

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That for the purpose of ASX Listing Rule 7.2, exception 9(b) and for all other purposes, the directors of the Company are authorised to implement and maintain an incentive plan to be called "The Aquarius Platinum Limited Long Term Incentive Plan" and to grant Restricted Awards and issue shares upon the vesting of those Restricted Awards under that plan from time to time upon the terms and conditions specified in the Rules of the Aquarius Platinum Limited Long Term Incentive Plan (the terms and conditions of which are summarised in the Explanatory Memorandum), as exceptions to ASX Listing Rule 7.1 and to implement and maintain a second incentive plan to be called "The Aquarius Platinum Limited Option Plan" and to grant options and issue shares upon the exercise of those options under that plan from time to time upon the terms and conditions specified in the Rules of the Aquarius Platinum Limited Option Plan (the terms and conditions of which are summarised in the Explanatory Memorandum), as exceptions to ASX Listing Rule 7.1 and for the purpose of ASX Listing Rule 6.23.4 and for all other purposes, the terms of outstanding options granted by the Company under the Company's 2001 Option Plan (other than the exercise price and expiry date) be amended so that they are consistent with the terms of the options to be granted under the Aquarius Platinum Limited Option Plan from time to time."

The Company will disregard any votes cast on this resolution by a director of the Company (except one who is ineligible to participate in any employee incentive scheme in relation to the Company) and any associate of such director and by any person who holds an option granted under the Company's 2001 Option Plan and any associate of such person. However, the Company need not disregard a vote if it is cast by such director or optionholder as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By Order of the Board

Willi Boehm
Company Secretary
DATED: 12 November 2004

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AQUARIUS PLATINUM LIMITED
Exempt Company Number EC26290
ARBN 087 577 893

PROXY FORM

PROXY AND VOTING ENTITLEMENT INSTRUCTIONS

PROXY INSTRUCTIONS

Shareholders are entitled to appoint up to two persons (including a body corporate) to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes. If a body corporate is appointed as proxy, the body corporate may appoint an individual as a representative to exercise its powers at the meeting.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be deposited at or sent by facsimile transmission to one of the following locations, not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

Aquarius Platinum Corporate Services Pty Ltd PO Box 485 SOUTH PERTH WA 6951 AUSTRALIA	OR	Codan Services Clarendon House 2 Church Street Hamilton HM CX BERMUDA	OR	Computershare Services PLC The Pavilions Bridgwater Road Bedminster Down Bristol BS99 7NH ENGLAND
Facsimile (618) 9367 5233		Facsimile (441) 292 4720		Facsimile (870) 703 6101

The proxy form must be signed by the shareholder or his/her attorney duly authorised in writing or, if the shareholder is a corporation in a manner permitted by the Company's bye-laws and the Companies Act.

The proxy may, but need not, be a shareholder of the Company.

In the case of shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this Notice.

VOTING ENTITLEMENT

For the purposes of determining voting entitlements at the Meeting, shares will be taken to be held by the persons who are registered as holding the shares at 9:00 am on Saturday, 4 December 2004. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

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AQUARIUS PLATINUM LIMITED
Exempt Company Number EC26290
ARBN 087 577 893

PROXY FORM

I/We ____

of ____

being a shareholder/(s) of Aquarius Platinum Limited ("**Company**") and entitled to ____________________ shares in the Company

hereby appoint ____

of ____

or failing him/her ____

of ____

or failing him/her the Chairman as my/our proxy to vote for me/us and on my/our behalf at the special general meeting of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda at 9:00 am on Monday, 6 December 2004 and at any adjournment thereof in respect of ____________________ of my/our shares or, failing any number being specified, ALL of my/our shares in the Company.

If more than one proxy is appointed, the proportion of voting rights this proxy is authorised to exercise is [ ]%. (An additional proxy form will be supplied by the Company on request.)

In relation to undirected proxies, the Chairman intends to vote in favour of each resolution.

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of a resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. If you wish to indicate how your proxy is to vote, please tick the appropriate places below. If no indication is given on a resolution, the proxy may abstain or vote at his or her discretion.

I/we direct my/our proxy to vote as indicated :

	RESOLUTION	FOR	AGAINST	ABSTAIN
1.	Re-election of Mr Patrick Quirk	☐	☐	☐
2.	Re-election of Ms Catherine Markus	☐	☐	☐
3.	Re-election of Sir William Purves	☐	☐	☐
4.	Re-election of Mr David Dix	☐	☐	☐
5.	Re-election of Mr Edward Haslam	☐	☐	☐
6.	Re-appointment of Auditor	☐	☐	☐
7.	Directors' Fees	☐	☐	☐
8.	Establishment of Plans and amendment to terms of Existing Options	☐	☐	☐

As witness my/our hand/s this day of 2004

If a natural person:
SIGNED by) in the presence of
)

Name (Printed) Witness Name (Printed)

If a company:

EXECUTED by)
in accordance with its) Director Director/Secretary
constitution)

Name (Printed) Name (Printed)

If by power of attorney:

SIGNED for and on behalf of ____________________)
) Signature of Attorney
by ____________________)
)
under a Power of Attorney dated and who)
declares that he/she has not received any revocation of such Power) Signature of Witness
of Attorney in the presence of:

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AQUARIUS PLATINUM LIMITED

Exempt Company NO. EC26290

ARBN 087 577 893

Explanatory Memorandum

This Explanatory Memorandum has been prepared for the information of members in Aquarius in connection with the business to be conducted at the Annual General Meeting of the members of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda at 9:00 am on Monday, 6 December 2004.

This Explanatory Memorandum should be read in conjunction with, and forms part of, the accompanying Notice of Annual General Meeting. A glossary of terms is included at the end of this Explanatory Memorandum.

Full details of the resolutions to be considered at the Meeting are set out below.

1. Resolution 1 – Re-Election of Mr Patrick Quirk as a Director

It is a requirement under the Company's Bye-laws that Mr Patrick Quirk retire by rotation. Mr Quirk has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Mr Quirk be re-elected.

2. Resolution 2 – Re-Election of Ms Catherine Markus as a Director

It is a requirement under the Company's Bye-laws that Ms Catherine Markus retire by rotation. Ms Markus has offered herself for re-election as a Director.

The remaining Directors recommend to shareholders that Ms Markus be re-elected.

3. Resolution 3 – Re-Election of Sir William Purves as a Director

It is a requirement under the ASX Listing Rules that Sir William Purves, who was appointed a director of the Company to fill a casual vacancy, retire at the Annual General Meeting. Sir Purves has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Sir William Purves be re-elected.

4. Resolution 4 – Re-Election of Mr David Dix as a Director

It is a requirement under the ASX Listing Rules that Mr David Dix, who was appointed a director of the Company to fill a casual vacancy, retire at the Annual General Meeting. Mr Dix has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Mr Dix be re-elected.

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5. Resolution 5 – Re-Election of Mr Edward Haslam as a Director

It is a requirement under the ASX Listing Rules that Mr Edward Haslam, who was appointed a director of the Company to fill a casual vacancy, retire at the Annual General Meeting. Mr Haslam has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Mr Haslam be re-elected.

6. Resolution 6 – Re-Appointment of Auditor

Section 89(2) of the *Companies Act* 1981 of Bermuda provides that members of a company at each annual general meeting shall appoint one or more auditors to hold office until the close of the next annual general meeting. In addition, Section 89(6) provides that the remuneration of an auditor appointed by the members shall be fixed by the members or by the Directors, if they are authorised to do so by the members.

Ernst & Young are the Company's auditors. Pursuant to Resolution 6, Ernst & Young will be re-appointed the Company's auditors until the close of the next annual general meeting at a fee to be agreed by the Directors.

7. Resolution 7 - Directors' Fees

The Company seeks to establish an amount of US$500,000 as the aggregate fixed sum from which fees may be paid to non-executive Directors of the Company.

Under the Company's Bye-laws, the fees payable to non-executive Directors must not be more than an aggregate fixed sum which is determined by Shareholders at a general meeting. Approval is therefore sought to increase the aggregate fixed sum that may be paid to non-executive Directors from US$300,000 to US$500,000 as set out in Resolution 7.

Directors' fees have not been increased since December 2000. The increase in Directors' fees will enable the Board to be in a position to pay and retain Directors, including the three Directors appointed this year, at commercial rates commensurate with their experience and expertise.

None of the directors wish to express a recommendation in relation to Resolution 7 and intend to abstain from voting on Resolution 7.

8. Resolution 8 - Establishment of Incentive Plans and amendment to terms of Existing Options

8.1 Background

The Remuneration Committee of the Board has undertaken a review of the make-up, and balance between elements within, the executive directors' remuneration. This review has taken due account of emerging best practice in South Africa (where most executives are located), Australia (where Aquarius has its primary listing) and the UK (where Aquarius has its secondary listing). The Remuneration Committee appointed Independent Remuneration Solutions, a UK based firm of remuneration consultants, to assist in the review and they provided input on market practice and recommendations for future remuneration policy.

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As a result of that review, the Remuneration Committee has proposed, and the Board has endorsed, a future remuneration strategy. Part of this future strategy involves:

(a) a new long-term incentive plan ("**Long Term Incentive Plan**"); and

(b) a new share option plan ("**Option Plan**").

On 3 December 2001, the Company in general meeting approved the establishment of the "Aquarius Platinum Limited Option Plan", which is to expire this year and the "Aquarius Platinum Limited Share Plan", which is to be terminated by Aquarius at the time the Option Plan expires ("**Original Incentive Plans**"). Accordingly, it is proposed that the Original Incentive Plans be replaced with the Long Term Incentive Plan and the Option Plan ("**Plans**").

The Board believes that by introducing the Plans, significant benefits will accrue to the Company and its shareholders through the development and implementation of a strategy for the long term development of the Company.

The Directors, employees and consultants of the Company have been, and will continue to be, instrumental in the growth of the Company. The Board consider that the Plans are an appropriate method to:

(a) reward Directors, consultants and employees for their past performance;

(b) provide long term incentives for participation in the Company's future growth;

(c) motivate Directors and generate loyalty from senior employees and consultants; and

(d) assist to retain the services of valuable employees and consultants.

Further, the Board considers that the Plans will provide the Company with the ability to attract and retain employees of a high calibre. The Plans will be used as part of the remuneration planning for executive Directors and employees. The Corporate Governance Council Guidelines recommend that executive remuneration packages involve a balance between fixed and incentive pay reflecting short and long-term performance objectives appropriate to the company's circumstances and goals.

Although the Company is not required to obtain shareholder approval for the introduction of the Plans, if the Plans are approved by shareholders within 3 years of the date of issue of securities under the Plans, then those securities will be considered as exceptions to ASX Listing Rule 7.1.

ASX Listing Rule 7.1 broadly provides, subject to certain exceptions, that a company may not issue or agree to issue securities which represent more than 15% of the nominal value of the company's issued capital at the beginning of any 12 months period without obtaining shareholder approval. If Shareholders approve this resolution, then the securities issued under the Plans would not be included in the 15% limit imposed by ASX Listing Rule 7.1.

In accordance with ASX Listing Rule 10.14, the Company will seek shareholder approval of any proposed grant of Restricted Awards under the Long Term Incentive Plan or Options under the Option Plan to a Director or an associate of a Director.

A summary of the terms of the Long Term Incentive Plan is set out in section 8.2 of this Explanatory Memorandum and a summary of the terms of the Option Plan is set out in section 8.3 of this Explanatory Memorandum.

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8.2 Summary of the terms and conditions of the Long Term Incentive Plan

Set out below is a summary of the terms and conditions of the Long Term Incentive Plan ("**Long Term Incentive Plan**"). A copy of the full terms of the Long Term Incentive Plan will be sent free of charge to any member of the Company on request.

(a) **Participants**

Participants in the Long Term Incentive Plan may be executive directors and senior managers of the Company or any of its subsidiaries ("**Participants**").

(b) **Committee**

The Remuneration Committee of the Board, whose members are independent non-executive Directors, ("**Committee**") is responsible for the operation of the Long Term Incentive Plan. The Committee will consider the grant of Restricted Awards annually.

(c) **Eligibility**

The Committee determines the eligibility of Participants on an annual basis, having regard to:

(i) the seniority of the Participant and the position the Participant occupies with the relevant company;

(ii) the length of service of the Participant with the Company or any subsidiary;

(iii) the record of employment of the Participant with the relevant company;

(iv) the potential contribution of the Participant to the growth and profitability of the relevant company;

(v) the extent (if any) of the existing participation of the Participant in the Long Term Incentive Plan; and

(vi) any other matters which the Committee considers relevant.

(d) **Invitations**

The Committee may issue invitations to a Participant for the number of Restricted Awards specified in the invitation. Each Restricted Award will entitle the holder to one Share which, subject to exceptional circumstances (as identified in paragraphs (g) and (k) below), will vest three years after the date of the invitation, subject to and upon satisfaction of the Performance Target.

(e) **Number of Restricted Awards**

Subject to the individual limit on the number of Restricted Awards that may be granted to a Participant, as set out in paragraph (q) below, the number of Restricted Awards that may be offered to a Participant is within the discretion of the Committee.

(f) **Issue Price**

Restricted Awards granted under the Long Term Incentive Plan will be granted free of charge.

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(g) **Vesting of Restricted Awards**

Unless otherwise designated by the Company, the Restricted Awards will vest three years after the date of the invitation, subject to the Performance Target being met and the continued employment of the Participant with the Group. However, all Restricted Awards will vest to the extent that the Performance Target has been met if there is a Change of Control of the Company. Those Restricted Awards which do not vest will lapse.

(h) **Performance Target**

The Performance Target will be set by the Committee upon the grant of the Restricted Awards. The Performance Target will be based on the Company's total shareholder return measured over a three year period compared with the total shareholder return of the Comparative Group.

(i) **Comparative Group**

The Comparative Group comprises 20 mining and mining-related companies who are either platinum companies or mid cap resource companies with a market capitalisation of between A$400 million and A$1 billion. If companies within the Comparative Group are subject to a successful take-over, merger or are delisted from any stock exchange on which they are listed, the Committee will either choose an appropriate substitute for that company or remove that company from the Comparative Group.

(j) **Reward Profile**

A single test as to whether the Performance Target has been met will be carried out at the vesting time, which is generally at the end of the three year period following the date of the invitation.

If 75 per cent or greater of the Performance Target has been achieved, 100 per cent of the Restricted Awards granted to each Participant will vest. If less than 75 per cent of the Performance Target has been met, the percentage of each Participant's Restricted Awards to vest will be calculated on a sliding scale. For example, if 60 per cent of the Performance Target has been achieved, 65 per cent of the Restricted Awards granted to each Participant will vest and if 50 per cent of the Performance Target has been achieved, 35 per cent of the Restricted Awards granted to each Participant will vest. However, no portion of a Participant's Restricted Awards will vest if less than 50 per cent of the Performance Target has been achieved.

(k) **Lapse of Restricted Awards**

Restricted Awards granted under the Long Term Incentive Plan will lapse if the Participant ceases to be an executive director or senior manager for any reason other than set out in this paragraph (k) below.

If the Participant dies, ceases to be an executive director or senior manager due to ill health, injury or disability, retires, is retrenched or becomes bankrupt, all Restricted Award granted to the Participant will vest immediately to the extent that the Performance Target has been met.

(l) **No Transfer**

Restricted Awards granted under the Long Term Incentive Plan may not be assigned or transferred, except on the death of the Participant or with the written approval of the Board.

(m) **Adjustment of Restricted Awards**

If, prior to the vesting of a Restricted Award granted under the Long Term Incentive Plan, there is a reorganisation of the issued share capital of the Company (including a consolidation, subdivision or reduction of capital or return of capital to shareholders), the number of Shares subject to the Restricted Award will be adjusted in the manner required by the ASX Listing Rules.

(n) **Dividends**

If the Company declares a dividend at any time between the grant of a Restricted Award and the vesting of that Restricted Award ("**Initial Restricted Award**"), the Participant will be granted additional Restricted Awards to the value of that dividend.

The number of additional Restricted Awards to be granted to a Participant will be calculated based on the closing price of the Shares on LSE on the date that the dividend is declared and the additional Restricted Awards will vest on the same day as the Initial Restricted Award vests to the extent that the Performance Target has been met.

(o) **Delivery of Shares**

Upon vesting of Restricted Awards held by a Participant, evidence of the issue of the relevant number of Shares will be delivered to the Participant as soon as practicable.

(p) **Shares issued on Exercise of Restricted Awards**

Shares which are issued as a result of Restricted Awards granted under the Long Term Incentive Plan will rank equally in all respects with all Shares on issue and the Company will apply for quotation of those shares on LSE and ASX.

(q) **Limit on number of Restricted Awards that may be granted under the Long Term Incentive Plan**

The Committee must ensure that it does not grant Restricted Awards under the Long Term Incentive Plan if the number of Restricted Awards, when added together with:

(i) Shares issued on the exercise of options or the vesting of Restricted Awards granted within the previous 3 years under any incentive scheme;

(ii) Shares remaining issuable in respect of options or Restricted Awards granted on the same date or within the previous 3 years under any incentive scheme; and

(iii) Shares issued on the same date or within the previous 3 years under any incentive scheme in respect of monies made available by the Company,

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exceeds 10 per cent of the issued capital of the Company on the day before the grant date or results in greater than 10 per cent aggregate dilution of the issued capital of the Company on the day before the grant date.

(r) **Individual limit on number of Restricted Awards that may be granted to any Participant under the Long Term Incentive Plan**

No Participant may hold Restricted Awards which have a value (measured by the market price of the Shares on the grant date) greater than 100 per cent of the higher of:

(i) the annual salary of the Participant at the grant date; and

(ii) the salary received by the Participant in the 12 month period preceding the grant date,

unless the Committee determines otherwise.

(s) **Amendment of the Long Term Incentive Plan**

The Board may amend the Long Term Incentive Plan from time to time as it sees fit, provided that no amendment may be made to the advantage of Participants to the provisions of the Plan relating to:

(i) the persons to whom, or for whom, securities, cash or other benefits are provided under the Plan;

(ii) limitations on the number or amount of the securities, cash or other benefits subject to the Plan;

(iii) the maximum entitlement for any one Participant; or

(iv) the basis for determining a Participant's entitlement to, and the terms of, securities, cash or other benefit to be provided and for the adjustment thereof (if any) in the event of a capitalisation issue, rights issue, sub-division or consolidation or shares or reduction of capital or any other variation of capital,

without the prior approval of the Company in general meeting.

However, the Committee may make minor amendments to the Long Term Incentive Plan in order to take account of any change in legislation or obtain or maintain favourable tax, exchange control or regulatory treatment for Participants, for the Company or any member of the Group, or to benefit the administration of the Long Term Incentive Plan.

(t) **Duration of the Long Term Incentive Plan**

This Long Term Incentive Plan expires and no Restricted Awards may be granted under this Long Term Incentive Plan five years after the date on which shareholders approve the Long Term Incentive Plan.

8.3 Summary of the terms and conditions of the Option Plan

Set out below is a summary of the terms and conditions of the Option Plan. A copy of the full terms of the Option Plan will be sent free of charge to any member of the Company on request.

(a) **Participants**

Participants in the Option Plan may be directors, full time and part-time employees of, and consultants to, the Company or any of its subsidiaries ("**Participants**").

(b) **Committee**

The Remuneration Committee of the Board, whose members are independent non-executive Directors, ("**Committee**") is responsible for the operation of the Option Plan.

(c) **Eligibility**

The Committee determines the eligibility of Participants, having regard to:

(i) the seniority of the Participant and the position the Participant occupies with the relevant company;

(ii) the length of service of the Participant with the Company or any subsidiary;

(iii) the record of employment of the Participant with the relevant company;

(iv) the potential contribution of the Participant to the growth and profitability of the relevant company;

(v) the extent (if any) of the existing participation of the Participant in the Option Plan; and

(vi) any other matters which the Committee considers relevant.

(d) **Invitations**

The Committee may issue invitations to a Participant for the number of options specified in the invitation. Options may be renounced in favour of the spouse of the invitee, a body corporate in which the invitee holds and beneficially owns not less than 50% of the issued voting share capital or the trustee of a trust in which the invitee is a beneficiary or object or the trustee of a trust in which the invitee is a member.

(e) **Number of Options**

Subject to the individual limit on the number of Options that may be granted to a Participant, as set out in paragraph (n) below, the number of options that may be offered to a Participant is within the discretion of the Committee. Each option will entitle the holder to one Share, upon payment of the exercise price in full upon application.

(f) **Issue Price**

Options granted under the Option Plan will be granted free of charge.

(g) **Exercise Price**

The exercise price of Options granted under the Option Plan will be determined by the Committee, but must not be less than the following:

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(i) if there was at least one transaction in the Shares on LSE, or if the Company is not listed on LSE, on ASX, during the one week period up to and including the offer date, the weighted average of the prices at which the Shares were traded during that period; or

(ii) if there were no transactions in the Shares during that one week period, the last price at which an offer was made to purchase the Shares on LSE, or if the Company is not listed on LSE, on ASX.

(h) **Exercise of Options**

Unless otherwise designated by the Company and subject to the provisions of this Plan, the Options granted under the Option Plan may only be exercised in the following tranches:

(i) one third of the Options may be exercised in the period commencing 24 months after the Grant Date;

(ii) another third of the Options may be exercised in the period commencing 36 months after the Grant Date; and

(iii) the final third of the Options may be exercised in the period commencing 48 months after the Grant Date.

However, all Options may be exercised if there is a Change of Control of the Company.

(i) **Expiry Date**

The expiry date of the options will be the seventh anniversary of the grant date. Options granted under the Option Plan will lapse (if not exercised) immediately if the Participant (or the person by virtue of whom a Participant holds options) ceases to be a director, employee or consultant for any reason other than set out in this paragraph (i) below.

If the Participant (or the person by virtue of whom a Participant holds options) dies, ceases to be a director, employee or consultant due to ill health, injury or disability, retires, is retrenched, becomes bankrupt, wound up or deregistered, all options granted to the Participant will be exercisable immediately, notwithstanding any vesting period imposed by the Committee and will lapse, (if not exercised) twelve months thereafter.

(j) **No Transfer**

Options granted under the Option Plan may not be assigned or transferred, except on the death of the Participant or with the prior written approval of the Board.

(k) **Adjustment of Options**

If, prior to the expiry of an option granted under the Option Plan, there is a reorganisation of the issued share capital of the Company (including a consolidation, subdivision or reduction of capital or return of capital to shareholders), the number of Shares subject to the option and/or the exercise price will be adjusted in the manner required by the ASX Listing Rules.

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(l) **Shares issued on Exercise of Options**

Shares which are issued as a result of the exercise of options granted under the Option Plan will rank equally in all respects with all Shares on issue and the Company will apply for quotation of those shares on LSE and ASX.

(m) **Limit on number of Options that may be granted under the Option Plan**

The Committee must ensure that it does not grant options under the Option Plan if the number of options, when added together with:

(i) Shares issued on the exercise of options or the vesting of Restricted Awards granted within the previous 3 years under any incentive scheme;

(ii) Shares remaining issuable in respect of options or Restricted Awards granted on the same date or within the previous 3 years under any incentive scheme; and

(iii) Shares issued on the same date or within the previous 3 years under any incentive scheme in respect of monies made available by the Company,

exceeds 10 per cent of the issued capital of the Company on the day before the Grant Date or results in greater than 10 per cent aggregate dilution of the issued capital of the Company on the day before the Grant Date.

(n) **Individual limit on number of Options that may be granted to any Participant under the Option Plan**

There is an annual limit on the number of Options that may be granted to any Participant. The aggregate exercise price of the Options proposed to be granted as a percentage of salary in any 12 month period may not exceed:

(i) 200 per cent of the higher of the annual salary of the Participant at the grant date and the salary received in the 12 month period preceding the grant date;

(ii) in the case of outstanding individual performance, 300 per cent of the higher of the annual salary of the Participant at the grant date and the salary received in the 12 month period preceding the grant date; or

(iii) in the case of new recruits at the most senior levels, such higher level determined by the Committee.

The Committee does not intend to grant Options at the higher levels as a matter of course, but feels it is vital that the Company preserves sufficient flexibility in this area.

(o) **Amendment of the Option Plan**

The Board may amend the Option Plan from time to time as it sees fit, provided that no amendment may be made to the advantage of Participants to the provisions of the Plan relating to:

(i) the persons to whom, or for whom, securities, cash or other benefits are provided under the Plan;

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(ii) limitations on the number or amount of the securities, cash or other benefits subject to the Plan;

(iii) the maximum entitlement for any one Participant; or

(iv) the basis for determining a Participant's entitlement to, and the terms of, securities, cash or other benefit to be provided and for the adjustment thereof (if any) in the event of a capitalisation issue, rights issue, sub-division or consolidation or shares or reduction of capital or any other variation of capital,

without the prior approval of the Company in general meeting.

However, the Committee may make minor amendments to the Option Plan in order to take account of any change in legislation or obtain or maintain favourable tax, exchange control or regulatory treatment for Participants, for the Company or any member of the Group, or to benefit the administration of the Option Plan.

(p) **Duration of the Option Plan**

This Option Plan expires and no Options may be granted under this Option Plan five years after the date on which shareholders approve the Option Plan.

8.4 Amendment to terms of Existing Options

A total of 3,801,905 options have been granted under the existing Aquarius Platinum Limited Option Plan since it was approved in general meeting on 3 December 2001 ("**Existing Options**"). These Existing Options were granted on the terms and conditions specified in the Rules of the Aquarius Platinum Limited Option Plan.

The Company proposes that the terms and conditions of the Existing Options be amended so that they are consistent with the terms and conditions of the options to be granted under the new Option Plan from time to time. Neither the exercise price nor the expiry date of the Existing Options will change. If this resolution is approved, all Existing Options and any options that may be granted under the new Option Plan in the future will be granted on identical terms (other than the exercise price and expiry date). A summary of the terms of the Option Plan is set out in section 8.3 of this Explanatory Memorandum.

9. Glossary of Terms

In the Notice of Annual General Meeting and this Explanatory Memorandum the following words and expressions have the following meanings:

"ASX" means Australian Stock Exchange Limited.

"ASX Listing Rules" means the official listing rules of ASX.

"Board" means the board of Directors.

"Company" and **"Aquarius"** means Aquarius Platinum Limited ARBN 087 557 893.

"Directors" means the directors of the Company from time to time.

"Existing Options" means options granted by the Company under the Aquarius Platinum Limited Option Plan, which was approved by shareholders in general meeting on 3 December 2001.

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"Explanatory Memorandum" means this explanatory memorandum.

"Long Term Incentive Plan" means the Aquarius Platinum Limited Long Term Incentive Plan, the terms and conditions of which are summarised in section 8.2 of the Explanatory Memorandum.

"Meeting" and **"Annual General Meeting"** means the annual general meeting of shareholders in the Company or any adjournment thereof, convened by the Notice.

"Notice" and **"Notice of Annual General Meeting"** means the notice of annual general meeting which accompanies this Explanatory Memorandum.

"Option Plan" means the new Aquarius Platinum Limited Option Plan, the terms and conditions of which are summarised in section 8.3 of the Explanatory Memorandum.

"Original Incentive Plans" means the Aquarius Platinum Limited Option Plan, which is due to expire this year and the Aquarius Platinum Limited Share Plan, which were approved by shareholders in general meeting on 3 December 2001.

"Plans" means the Long Term Incentive Plan and the Option Plan.

"Resolution" means a resolution referred to in the Notice of Annual General Meeting.

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AQUARIUS
PLATINUM LIMITED

4 November 2004

Aquarius Platinum Limited
Grant of unlisted options

Aquarius Platinum Limited (Aquarius or the Company) advise that the Company has granted 479,605 unlisted options pursuant to the Company's shareholder approved Option Plan to senior staff.

The options are subject to the following terms.

Exercise price: GBP2.92

One third vest 2.5 years after date of grant – 2 May 2007
One third vest 3.5 years after date of grant – 2 May 2008
One third vest 4.5 years after date of grant – 2 May 2009

The options will expire after 7 years.

For further information:
In Australia:

Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0) 8 9367 5211

In United Kingdom:

Nick Bias
Buck-Bias Limited
+ 44 (0) 7887 920 530

Alex Buck
Buck-Bias Limited
+44 (0) 7932 740 452

Phil Dexter
St James's Corporate Services Limited
+44 207 499 3916

In South Africa:

Charmane Russell
Russell & Associates
+27 (0) 11 880 3924 / +27 (0) 82 376 2327

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Options granted pursuant to the Aquarius Platinum Limited Option Plan "Option Plan").
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	479,605 unlisted options granted under the Aquarius Platinum Limited Option Plan.

+ See chapter 19 for defined terms.

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3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The Options granted under the Option Plan are exercisable at £2.92 on or before (seven years from the date of their grant) in three tranches: (a) One third of the Options are exercisable 2.5 years after the date of their grant; (b) One third of the Options are exercisable 3.5 years after the date of their grant; and (c) One third of the Options are exercisable 4.5 years after the date of their grant.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The Options granted under the Option Plan will not participate in dividends or interest until shares are issued upon exercise of the options.
5	Issue price or consideration	The Options granted under the Option Plan were granted for no consideration.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the Aquarius Platinum Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 November 2004

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8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
82,753,892	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,715,000	Unlisted options expiring 26/10/11
133,333	Unlisted options expiring 02/10/12
380,000	Unlisted options expiring 21/11/13
1,093,967	Unlisted options expiring 11/06/11
209,865	Unlisted options expiring 11/10/11
479,605	Unlisted options expiring 02/11/11

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

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NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..

== == == == ==

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AQUARIUS
PLATINUM LIMITED

2 November 2004

Company statement regarding inaccurate media reports: re Instituting of legal action against South African Government

Aquarius Platinum Limited (Aquarius) wishes to clarify media statements in the Financial Times in the United Kingdom which imply that its subsidiary Aquarius Platinum (South Africa) (Proprietary) Limited (AQPSA) intends to institute legal action against the South African Government arising from a perceived expropriation of mineral rights by the South African Mineral Development Act which was promulgated as effective legislation on 1 May 2004.

Aquarius has no present intention to pursue any action against the South African Government.

By serving notice on the Government, AQPSA reserved its rights to institute action against the Government for an expropriation of Mineral Rights should jurisprudential development in South Africa ever dictate that the Mineral Development Act does in fact amount to such an expropriation and that AQPSA suffered a quantifiable loss due to such expropriation.

Aquarius has received legal advice that it is arguable that if AQPSA did not serve the notice under the Instituting of proceedings against Organs of State Act 40 of 2002 by 31 October 2004, being the deadline for the serving of such notices, it would be prevented from making any claim against the government in the future if it is proven at a later stage that such an expropriation did in fact take place.

Aquarius and AQPSA have at all times supported the transformation in the South African Mining Industry and the serving of notice by AQPSA on the Government does not indicate a change in this support but is an action that AQPSA needed to take to protect legal rights which it may have against the Government.

The company will continue to take all such steps as may be necessary within the South African legal context to protect the investment of its shareholders.

Contact:

In Australia:

Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0) 8 9367 5211

In United Kingdom:

Nick Bias
Buck-Bias Limited
+ 44 (0) 7887 920 530

Alex Buck
Buck-Bias Limited
+44 (0) 7932 740 452

Phil Dexter
St James's Corporate Services Limited
+44 207 499 3916

In South Africa:

Charmane Russell
Russell & Associates
+27 (0) 11 880 3924 / +27 (0) 82 376 2327